Exhibit 99.3

ELECTRA BATTERY MATERIALS CORPORATION

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2023

Dated May 10, 2024

133 Richmond Street West, Suite 602

Toronto, Ontario, M5H 2L3

PRELIMINARY NOTES	1
Date of Information	1
Cautionary Notes to U.S. Investors Concerning Resource Estimates	1
Currency	1
Forward-Looking Information	1
Future-Oriented Financial Information (FOFI)	3
Certain Other Information	3
CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5
2021 Developments	5
2022 Developments	6
2023 Developments	8
Subsequent Events	11
Selected Financings	11
THE BUSINESS	14
Background	14
Specialized Skills and Knowledge	18
Competitive Conditions	18
Components	19
Business Cycles	19
Environmental Protection	19
Environmental and Social Governance	19
Employees	20
Reorganizations	20
Foreign Operations	20
REFINERY	20
IRON CREEK PROJECT	27
RISK FACTORS	37
Risks Related to the Company’s Financial Position and the Need for Additional Capital	37
DIVIDENDS AND DISTRIBUTIONS	49
CAPITAL STRUCTURE	49
MARKET FOR SECURITIES	49
Trading Price and Volume	49
Prior Sales	50
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	51
DIRECTORS AND OFFICERS	51

ii

Name, Province or State, Country of Residence and Offices Held	51
Shareholdings of Directors and Officers	51
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	52
Conflicts of Interest	52
Management	52
PROMOTERS	54
AUDIT COMMITTEE	54
Composition of the Audit Committee	54
Relevant Education and Experience	54
Audit Committee Oversight	55
Reliance on Certain Exemptions	55
Pre-approval Policies and Procedures	55
External Auditor Service Fees (by Category)	55
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	56
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	56
AUDITORS, TRANSFER AGENT AND REGISTRAR	56
Auditors	56
Transfer Agents, Registrars or Other Agents	56
MATERIAL CONTRACTS	56
INTEREST OF EXPERTS	57
ADDITIONAL INFORMATION	57

iii

PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) is as of May 10, 2024, unless otherwise indicated.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

Electra Battery Materials Corporation (“Electra”, the “Company”) has prepared this AIF in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC’s definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards definition that are required under NI 43-101. Investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Standards definition, there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Currency

Except where otherwise indicated (either by footnote or reference to another denomination), all references to currency in this AIF are to thousands of Canadian Dollars (“$”).

Forward-Looking Information

Except for statements of historical fact, this AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements relating to the business and future activities of, and development related to, the Company after the date of this AIF, as applicable; statements regarding anticipated burn rate and operations; planned exploration and development programs and expenditures; plans to process black mass material and the ability to recover high value elements therefrom; expectations as to the timing of commissioning of equipment and the Refinery (as defined below); expectations as to the extension of the Company’s black mass processing and recovering activities; the memorandum of understanding with the Three Fires (as defined below); the Cobalt Supply Agreement (as defined below); commercial agreements with LGES (as defined below) and other parties; the Stratton Offtake Agreement (as defined below); the Glencore Offtake Agreement (as defined below); the results of any strategic review processes; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery and Iron Creek Project (as defined below); the results of any scoping study of an integrated nickel sulfide processing facility; the impact of COVID-19 on the Company; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; Electra’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Electra; future development plans; the 2023 Note Offering (as defined below) and the obligations of the Company and its subsidiaries in connection with the 2023 Note Offering; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. In particular, forward-looking information in this AIF includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. The Company cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the ability to extract valuable elements from black mass; general expectations with respect to the development of the Refinery (as defined below) including commodity prices with respect to its development; the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs of, and the Company’s ability to fund, its operations; the Company’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Company’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of the Russo-Ukraine and Israel-Palestine wars; inflationary pressures; the Company’s ability to comply with its obligations in connection with the 2023 Note Offering; stock exchange and regulatory approvals required in connection with closing of the 2023 Note Offering; and the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the Refinery and general expectations with respect to the development of the Refinery; risks associated with significant secured debt; general economic conditions in Canada, the United States, Australia and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry, and the other factors described herein under “Risk Factors”, as well as in the Company’s public filings available at www.sedarplus.com.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors”.

In particular, forward-looking information in this AIF includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. The Company cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

The forward-looking information contained in this AIF is expressly qualified by this cautionary statement. The Company undertake no duty to update any of the forward-looking information to conform such information to actual results or to changes in management’s expectations, except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Future-Oriented Financial Information (FOFI)

This AIF also contains future-oriented financial information and outlook information (collectively, “FOFI”) about the Refinery and results of the Refinery Study (as defined below). This information is subject to the same assumptions, risk factors, limitations and qualifications as set forth below in the below paragraphs. FOFI contained in this AIF is made as of the date of this AIF and is being provided for the purpose of providing further information with respect to the Refinery and results of the Refinery Study. The Company disclaims any intention or obligation to update or revise any FOFI contained in this AIF, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that FOFI contained in this AIF should not be used for purposes other than for which it is disclosed herein.

Certain Other Information

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Electra was incorporated under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on July 13, 2011 under the name Patrone Gold Corp. and became a reporting issuer in British Columbia and Alberta upon completion of an arrangement with Unity Energy Corp. on October 2, 2012. On October 3, 2013, the Company changed its name from Patrone Gold Corp. to Aurgent Gold Corp. On March 11, 2014, the Company changed its name from Aurgent Gold Corp. to Aurgent Resource Corp., and on September 22, 2016, the Company changed its name from Aurgent Resource Corp. to First Cobalt Corp. On October 26, 2017, shareholders of the Company approved a continuation under the Canada Business Corporations Act (the “CBCA”). The Company’s continuation under the CBCA was implemented as of September 4, 2018. On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation. On April 13, 2022, the Company completed a consolidation of its share capital (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for every eighteen (18) pre-Consolidation Common Shares.

Electra is in the business of battery materials refining and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the electric vehicle supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

Electra has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and
(ii)	the Iron Creek Project in Idaho, the Company’s flagship mineral project (the “Iron Creek Project”).

The issued and outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ELBM”. The Company is a reporting issuer in all the provinces and territories of Canada and files its continuous disclosure documents with the Canadian Securities Authorities in such jurisdictions. Such documents are available on SEDAR+ at www.sedarplus.com. Electra’s filings through SEDAR+ are not incorporated by reference in this AIF.

The Company’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s corporate head office is located at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3.

Intercorporate Relationships

Electra has four direct subsidiaries, being Cobalt Industries of Canada Inc., Cobalt Projects International Corp. (“Cobalt Projects”), both of which are incorporated under the laws of the Province of Ontario, Canada, U.S. Cobalt Inc. (“US Cobalt”), which is incorporated under the laws of the Province of British Columbia, Canada, and Cobalt One PTY Ltd. (“Cobalt One”), an Australian corporation. Electra is the registered and beneficial owner of all of the outstanding share capital in all four direct subsidiaries.

The following shows the Company’s intercorporate relationships. Electra owns, directly or indirectly, 100% of each subsidiary unless otherwise indicated.

Electra Battery Materials Corporation (Canada)

(I)	Cobalt Industries of Canada Inc. (Ontario)
(II)	Cobalt Projects International Corp. (Ontario)
(III)	U.S. Cobalt Inc. (British Columbia)
(i)	Scientific Metals (Delaware) Corp. (Delaware)
(ii)	1086370 B.C. Ltd. (British Columbia)
(a)	Idaho Cobalt Company (Idaho)
(iii)	Orion Resources NV (Nevada)
(IV)	Cobalt One PTY Ltd. (Australia)
(i)	Cobalt Camp Refinery Ltd. (British Columbia)
(ii)	Cobalt Camp Ontario Holdings Corp. (British Columbia)
(iii)	Acacia Minerals Pty Ltd (Australia)
(iv)	Ophiolite Consultants Pty Ltd (Australia)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2021 Developments

On January 12, 2021, the Company announced long-term cobalt hydroxide feed arrangements with Glencore AG (“Glencore”) and IXM SA (“IXM”), a fully owned subsidiary of China Molybdenum Co., Ltd (“CMOC”), which was expected to provide a total of 4,500 tonnes of contained cobalt per year to the Refinery commencing in late 2022. The contained cobalt was to be provided from Glencore’s KCC mine and CMOC’s Tenke Fungurume mine and represents 90% of the projected capacity of the Refinery.

On January 26, 2021, the Company announced that it commenced certain pre-construction activities for the Refinery, including detailed engineering and the tendering process for long lead equipment items. The vendor for the cobalt crystallizer, a critical piece of equipment in the expanded Refinery, had also been selected and the equipment engineering work commenced.

On February 9, 2021, the Company announced the appointment of Regan Watts as Vice-President, Corporate Affairs and Dr. George Puvvada as its Refinery Technical Manager.

On February 22, 2021, the Company filed a supplement to its short form base shelf prospectus filed on November 26, 2020 (the “Base Prospectus”) to establish an at-the-market equity program that allowed the Company to issue up to $10,000 of Common shares from treasury to the public from time to time, at the Company’s discretion. Distributions of Common shares through the at-the-market equity program were made pursuant to the terms of an equity distribution agreement between the Company and Cantor Fitzgerald Canada Corporation (“Cantor”). On August 23, 2021, in the context of arranging for the US$45,000 combined secured convertible debt and brokered equity financing, as further described under the heading “Selected Financings” below, the Company provided notice to Cantor of the Company’s intention to terminate the at-the-market equity program. The Company raised a total of $686 under the at-the-market equity program. Effective as of September 2, 2021, all sales under the at-the-market equity program were suspended.

On March 1, 2021, the Company announced that it completed its transaction with Kuya Silver Corporation (“Kuya”) to sell a portion of its silver and cobalt exploration assets in the Cobalt Camp and form a joint venture to advance the remaining mineral assets (the “Kuya Agreement”). Kuya acquired a 100% interest in the properties located in the Kerr silver district as consideration for which the Company received $1,000 in cash and 1,437,470 common shares of Kuya. Kuya also acquired an option to earn a 70% interest in the remainder of the Cobalt Camp assets in exchange for staged payments totaling a further $2,000 and expenditures aggregating to $4,000 in advance of September 1, 2024. Kuya is to make a milestone payment of $2,500 upon completion of a maiden mineral resource estimate of at least 10,000,000 silver equivalent ounces on either of the Kerr area properties or the remaining Cobalt Camp assets. The quantum of the payment increases to $5,000 should the resource exceed 25,000,000 silver equivalent ounces. The Company will have a right of first offer to refine base metal concentrates produced at the Refinery as well as a back-in right for any discovery of a primary cobalt deposit on the remaining Cobalt Camp assets.

On March 29, 2021, the Company announced that it had signed a flexible, long-term, offtake agreement (the “Stratton Offtake Agreement”) with Stratton Metal Resources Limited (“Stratton Metals”) for the sale of future cobalt sulfate production from the Refinery. The Company will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals, subject to a minimum annual quantity. The Stratton Offtake Agreement has a five-year term, with quantities to be determined by Electra in advance of each calendar year, and subject to a minimum annual quantity. Pricing will be based on prevailing market prices at the time of the shipment.

Effective April 7, 2021, the Company executed a loan amendment agreement with Glencore to repay the full amount of the existing loan, approximately US$5,506 inclusive of capitalized interest, by issuing common shares of the Company. The amendment and settlement were made via a “shares for debt” provision under TSXV rules. Therefore, the Glencore loan payable and associated derivative liability were settled and derecognized for accounting purposes in the second quarter of 2021, with a resulting loss booked by the Company at that time. The shares were issued at a 15% discount to market, consistent with the original loan agreement terms which gave Glencore the right to convert the balance owing to shares of Electra at a discount of 15% at maturity. A total of 1,324,985 shares were issued to Glencore at a deemed price of $5.22 per share.

On April 7, 2021, the Company announced the appointment of Michael Insulan as Vice President, Commercial.

On April 28, 2021, the Company announced it had been awarded funding from the US Department of Energy’s Critical Materials Institute (CMI) to research innovative mineral processing techniques for the Iron Creek project. The funding from CMI will consist of US$600 over a two-year period, with an in-kind match from the Company, as part of a total US$1,200 program.

On May 11, 2021 the Company announced it had acquired additional mining claims known as the West Fork Property to the west of the Iron Creek Project. This transaction effectively doubled the Company’s Idaho land position.

On May 25, 2021, the Company announced another transaction, acquiring the Redcastle property to the east of the Iron Creek Project to further expand its land position in Idaho.

On September 1, 2021, Kuya exercised its option to earn up to a 70% interest in the remaining assets pursuant to the Kuya Agreement. To exercise the option, Kuya issued 671,141 common shares at a 20-day VWAP of $1.49 per common share. Over a 3-year earn-in period, Kuya was previously required to make $1,000 in additional payments to the Company and invest $4,000 in exploration activities on the properties to earn a 70% interest. Additional milestone payments would be made to the Company in the event a significant silver mineral resource estimate is completed.

On October 5, 2021, the Company announced that it awarded a contract to Metso Outotec for the design and manufacturing of solvent extraction cells as well as technical support for the layout of a new solvent extraction plant and its process control.

On November 30, 2021, the Company announced that it had filed an amendment to the Base Prospectus to increase the total offering price of the securities of the Company that may be offered from time to time under the Prospectus from $20,000 to $70,000 (or the equivalent thereof in U.S. dollars or other currencies).

On December 30, 2021, the Company announced it signed a five-year cobalt tolling contract and amended the previous concluded five-year cobalt hydroxide feed purchase agreement with Glencore.

2022 Developments

On January 13, 2022, the Company filed a prospectus supplement announced that it has established an at-the-market equity program that allows the Company to issue up to $20,000 of Common Shares from the treasury to the public from time to time, at the Company’s discretion (the “ATM Program”). Distributions of the Common Shares through the ATM Program, if any, will be made pursuant to the terms of an equity distribution agreement (the “ATM Distribution Agreement”) between the Company and CIBC Capital Markets (“CIBC”). The ATM Program was effective until December 26, 2022. The ATM Program was facilitated pursuant to a prospectus supplement dated January 13, 2022 to the Company’s base shelf prospectus dated November 26, 2020 as amended pursuant to amendment no. 1 dated November 30, 2021 filed with the securities commissions in each of the provinces of Canada, which are available online under the Company’s profile on SEDAR+ at www.sedarplus.com.

On January 19, 2022, the Company announced that it signed a battery recycling and cobalt sulfate supply agreement with Japanese conglomerate Marubeni Corporation.

On February 10, 2022, the Company announced that it received its Industrial Sewage Works Environmental Compliance Approval from the Ontario Ministry of the Environment, Conservation and Parks, and that it has filed its final closure plan for the Refinery.

On February 23, 2022, the Company announced that it was partnering with the Government of Ontario, Glencore plc and Talon Metals Corp., to launch a battery materials park study. The partners will collaborate on engineering, permitting, socio-economic and cost studies associated with the construction of a nickel sulfate plant as well as a battery precursor cathode materials (“pCAM”) plant adjacent to the Refinery.

On March 1, 2022, the Company announced a financial commitment of $250 from the Government of Ontario in support of the study.

On March 4, 2022, the Company’s closure plan for its Refinery received final approval.

On April 5, 2022, the Company announced its intention to submit a formal application to list its Common Shares on the Nasdaq Stock Market LLC.

On April 5, 2022, the Company announced that it would undertake a consolidation of its share capital on the basis of eighteen (18) existing Common Shares for one (1) new Common Shares. The consolidation was effected at the close of business on April 12, 2022. Commons share, options and units and prices before April 12, 2022 are pre-consolidation. All share capital and share prices listed after April 12, 2022 are post consolidation.

On April 6, 2022, the Company announced that it had entered into an offtake agreement (the “Glencore Offtake Agreement”) for nickel and cobalt produced from a battery recycling plant that it expects to commission in 2023 at its Battery Materials Park (as defined below). Under the agreement, Glencore will purchase nickel and cobalt products until the end of 2024 on market-based terms.

On April 11, 2022, the Company announced the appointment of Renata Cardoso as Vice President, Sustainability and Low Carbon.

On April 26, 2022, the Company announced that the listing of its Common Shares on the Nasdaq had been approved and trading commenced on April 27, 2022.

On May 9, 2022, the Company announced that drilling at its cobalt-copper mineral project in Idaho had successfully extended mineralization by an additional 180 metres to the east of the current deposit as well as down dip from the eastern edge of the resource zone.

On May 17, 2022, the Company filed an amended to its January 13, 2022 prospectus supplement and announced that it had updated its ATM Program to issue up to $20,000 (or its equivalent in U.S. currency) of common shares in the United States and Canada from time to time, at Electra’s discretion. The update is to permit sales of common shares under the ATM Program into the United States following Electra’s listing on the Nasdaq. Sales of Common Shares under the ATM Program in the United States and Canada were completed in accordance with the terms of an amended and restated equity distribution agreement dated May 17, 2022 among Electra, CIBC World Markets Inc. and CIBC World Markets Corp.

On May 25, 2022, the Company announced the appointment of Joseph Racanelli as Vice President, Investor Relations.

On May 31, 2022, the Company announced the introduction of a comprehensive set of policies and frameworks that underpin the Company’s commitment to Environmental, Social and Governance (ESG) best practices. Approved by the Company’s Board of Directors, the policies cover Human Rights, Supply Chain, Environment, and Sustainability matters. In support of the rollout of the policies, the Company also launched a whistleblower channel, open for internal and external stakeholders and accessible from Electra’s website.

On June 8, 2022, the Company announced the appointment of Craig Cunningham as Chief Financial Officer following the resignation of former Chief Financial Officer, Ryan Snyder.

On June 22, 2022 the Company announced that as part of its growth strategy in support of the onshoring of electric vehicle supply chains in North America, it has begun preliminary discussions with the Government of Québec to build a new cobalt refinery in Bécancour, Québec that will integrate with an emerging battery materials park in the province.

On July 26, 2022, the Company announced that it had signed a benefits agreement with the Métis Nation of Ontario solidifying a relationship between the two parties and providing employment, training, procurement, and business opportunities related to the construction and expansion of the Refinery.

On August 2, 2022, the Company provided an update on its 2022 exploration program at its Ruby prospect, located 1.5 kilometers from its primary Iron Creek cobalt-copper deposit in the Idaho Cobalt Belt.

On September 8, 2022, the Company announced the highlights of an engineering scoping study prepared by a global engineering firm related to development of an integrated facility that outlined a path to growing nickel, cobalt and manganese refining, recycling of battery black mass material, and pCAM manufacturing using a hydrometallurgical flowsheet and leveraging the Company’s emerging expertise and the Refinery.

On September 22, 2022, the Company announced a commitment on key commercial terms for a three-year agreement (the “Cobalt Supply Agreement”) to supply battery grade cobalt to LG Energy Solution (“LGES”), a leading global manufacturer of lithium-ion batteries for EVs. Subject to definitive agreements, the terms of the Cobalt Supply Agreement provide that the Company will supply

LGES with 7,000 tonnes of battery grade cobalt from 2023 to 2025 to be produced at the Refinery. On July 24, 2023, the Company announced that the Cobalt Supply Agreement had been extended and expanded from terms announced in September of 2022. Electra will now supply LGES with 19,000 tonnes of battery grade cobalt over a five-year period beginning in 2025 from its Refinery.

On October 5, 2022, the Company confirmed the existence of a new cobalt zone in the Idaho Cobalt Belt, following the receipt of assay results from drilling at its Ruby prospect. The new drill intercepts are located in close proximity to the Company’s flagship Iron Creek cobalt-copper deposit. Results from Electra’s summer exploration program support a more extensive drill campaign to determine the full extent of Ruby’s mineralization.

On October 13, 2022, the Company announced the start of commissioning of its black mass recycling demonstration plant at its Battery Materials Park following the successful installation of material feed handling and lime delivery systems, two key circuits in Electra’s hydrometallurgical process designed to recycle end of life lithium-ion battery materials.

On December 14, 2022, the Company announced the acquisition of a cobalt property (the “CAS Property”) in proximity to the Company’s projects in Idaho. The new cobalt property was acquired for US$1.5 million, payable over 10 years upon completion of specific milestones. The underlying claim owner will retain a 1.5% NSR which can be purchased by Electra for US$500 within one year of commercial production from the CAS Property.

On December 22, 2022, the Company announced the launch of its black mass recycling demonstration plant at its Battery Materials Park located north of Toronto. Under the parameters of the black mass demonstration, Electra plans to process up to 75 tonnes of material in a batch mode. Using its lab tested process, Electra anticipates the recovery of high value elements found in lithium-ion batteries, including nickel, cobalt, lithium, manganese, copper, and graphite.

2023 Developments

On January 4, 2023, the Company announced it had signed an amendment to the Kuya Agreement relating to silver and cobalt exploration assets in the Canadian Cobalt Camp (the “Assets”). Pursuant to the agreement, Electra granted Kuya the right to acquire a 100% in its remaining assets in the Canadian Cobalt Camp. To exercise this right, Kuya was required to make a payment in cash or in the equivalent value of its shares totaling $1,000 to Electra on or prior to January 31, 2023. On January 31, 2023, Kuya exercised the option and issued 3,108,108 common shares at a deemed price of $0.37 per share (being the share price equivalent to the earn-in volume weighted average price prior to the issuance) comprised of 2,702,703 common shares as consideration for the $1,000 balance owing and an additional 405,405 in satisfaction of $150,000 of indebtedness being retired. Kuya also entered into a royalty agreement with Electra whereby it granted Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets. Electra retains a right of first offer to refine any base metal concentrates produced from the Assets at Electra’s Ontario refinery.

On January 11, 2023, the Company released its inaugural Sustainability Report outlining the Company’s progress on environmental, social, and governance matters in 2022 and commitments to sustainable, low-carbon production of battery grade materials at the Refinery.

On February 8, 2023, the Company announced that it was in active discussions with the Government of Canada and Government of Ontario with respect to a potential commitment of up to US$7.5 million (approximately $10 million) in additional total funding to support the recommissioning of the Refinery. The terms and conditions for these potential sources of funding are under discussion and subject to final government approvals, therefore there is no guarantee this additional capital will be provided on terms the Company can satisfy, or at all.

On February 14, 2023, the Company announced that it successfully completed the first plant-scale recycling of black mass material in North America and recovered critical metals, including nickel, cobalt, and manganese, needed for the electric vehicle battery supply chain using its proprietary hydrometallurgical process at the Refinery.

On February 14, 2023, the Company provided an update on the commissioning and construction of the Refinery.

While constructing its crystallization circuit, the final stage in the cobalt sulfate refining process, the Company took delivery of a falling film evaporator vessel that was damaged in transit. Custom-built for the Company, the vessel is used to vaporize water from the cobalt solution before it can be crystallized into cobalt sulfate and was valued at approximately US$881. The equipment was deemed suitable for installation but a third-party inspection determined that onsite repairs were required before it could be commissioned. The repairs have since been completed. The Company requires microchips throughout its refinery complex as part of the process control system to regulate equipment and integrate various circuits and systems. Global supply shortages of microchips resulted in delays to delivery of several process control system components. The Company was unable to progress fully on some work projects pending delivery of the process control components. As a result of the impact of critical equipment being damaged en route to the Company’s complex north of Toronto and ongoing supply chain disruptions, the Company withdrew its guidance issued on August 11, 2022, and November 9, 2022, for its fourth quarter ending December 31, 2022 along with any forward-looking statements previously made on the timing of the commissioning, capital spend and production of its cobalt sulfate refinery.

In conjunction with this, on February 14, 2023, the Company announced a review of the Refinery scope, scheduling, and capital expenditures and completed the re-baseline engineering report in the second quarter of 2023. The re-baseline engineering report estimated that the total capital costs are now at $155 to $167 million, of which approximately $85.6 million had been capitalized as of December 31, 2023. The increase in capital costs has been driven by supply chain disruptions, and global inflationary pressures that negatively impacted all aspects of the Refinery, including contractor labour rate, costs for concrete, steel, piping, and freight.

On March 10, 2023, the Company announced a new mineral resource estimate for the Iron Creek Project. The new mineral resource estimate was based on infill drilling and limited step-out drilling and provides an increase of 83% to the indicated mineral resource category coming from the conversion of 1.7Mt to the indicated mineral resource category. The indicated mineral resource is now 4.4M tonnes grading 0.19% cobalt and 0.73% copper containing 18.4M pounds of cobalt and 71.6M pounds of copper. The inferred mineral resource is now 1.2M tonnes grading 0.08% cobalt and 1.34% copper for an additional 2.1M pounds of cobalt and 36.5M pounds of copper. The Company subsequently filed the Technical Report with respect to the new mineral resource estimate titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023 (the “Technical Report”). The Technical Report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P. Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined NI 43-101. See “Iron Creek Project” below.

On March 13, 2023, the Company announced that it had successfully recovered lithium, a critical mineral need for the electrical vehicle battery supply chain in its black mass recycling trial at the Refinery. The recovery and subsequent production of a technical-grade lithium carbonate product in a plant-scale setting validates the Company’s proprietary hydrometallurgical process.

On May 2, 2023, the Company announced the signing of a memorandum of understanding with the Three Fires Group Inc. (“Three Fires”) to form a joint venture focused on the primary recycling (shredding) of lithium-ion battery waste in Ontario, underpinned by Electra’s propriety black mass refining capabilities that recover high value elements, including lithium, nickel, cobalt, and graphite. Under the joint venture, Electra and the Three Fires will collaborate to source and process lithium-ion battery waste generated by manufacturers of current and future battery cells, electric vehicles, and energy storage systems. The waste is expected to be processed at a future facility in southern Ontario to produce black mass material that will be further refined using Electra’s proprietary hydrometallurgical process at its Refinery. As part of the Three Fires agreement, the Company and Three Fires have agreed to work together to secure a net-zero industrial facility that can be used to shred and separate lithium-ion batteries and produce black mass material.

On May 11, 2023, Electra announced that it had initiated a process to evaluate potential strategic alternatives to maximize shareholder value and close the funding gap to complete the construction and commissioning of the Refinery. BMO Capital Markets was retained to assist with the process. The board of directors (the “Board”) evaluated a range of alternatives identified by the process including but not limited to a potential equity investment from a strategic partner and merger opportunities with other entities. None of the strategic options were approved or ratified by the Board but the Company may consider strategic options in the future. The Company continues to explore strategic alternatives, and there is no assurance that this process will culminate in any transaction or alternative.

On May 24, 2023, the Company announced the resignation of Garett Macdonald as a member of the Board of Directors.

On June 9, 2023, the Company announced the resignation of Craig Cunningham as the Chief Financial Officer effective June 30, 2023, and the appointment of Peter Park as Chief Financial Officer effective July 1, 2023.

On June 26, 2023, the Company announced that it had received a commitment for a strategic investment from the Three Fires in support of advancing the Company’s Battery Materials Park north of Toronto and accelerating its battery recycling strategy in North America. The Three Fires investment was expected to form part of a larger financing by Electra totaling up to $20 million. Ultimately, the

Company completed a financing for gross proceeds of $21.5 million without any participation by Three Fires, though the parties agreed to reconsider a strategic investment in tandem with the advancement of the primary recycling joint venture.

In Q2 2023, the Company completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum. The facility could be scaled over time as the market for battery recycling expands.

On July 17, 2023, the Company announced the first customer shipment of nickel-cobalt produced at its Refinery from recycled battery material. Using Electra’s proprietary hydrometallurgical process, the nickel-cobalt mixed hydroxide precipitate product (“MHP”) was produced in the Company’s black mass recycling trial currently underway at its Refinery.

On September 19, 2023, the Company filed a Notice of Change of Auditors, together with the required letters from each party on SEDAR+ in connection with a change of the Company’s auditors from KPMG LLP, Chartered Professional Accountants to MNP LLP, Chartered Professional Accountants effective September 18, 2023.

On the same day, the Company also disclosed that commissions of $3,415 and US$2,5471 were paid to CIBC World Markets Inc. and CIBC World Markets Corp., respectively in related to distributions made between October 1, 2022 and December 26, 2022 and the termination of the distribution agreement with the Company.

On September 21, 2023, the Company was notified by the Nasdaq that the closing price of the Common Shares for the 30 consecutive business day period from August 9, 2023 to September 20, 2023 did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq (the “Minimum Bid Price Requirement”). The Nasdaq Minimum Bid Price Requirement notice had no immediate effect on the listing of the Common Shares at that time, and the Common Shares continue to trade on Nasdaq under the symbol “ELBM”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On March 20, 2024, the Company received an additional 180-days notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement (effective to September 16, 2024).

On October 2, 2023, the Company provided an update on the Company’s battery materials recycling trial, confirming improved recoveries of high-value elements, higher metal content in saleable products produced, and reduced use of reagents. Combined, the improvements pave the way for higher-quality customer products and improved economics for continuous battery materials recycling operations.

On October 23, 2023, the Company provided an update on the Refinery noting that certain long lead items delayed since 2021 had been delivered. The Company confirmed that an additional US$55.7 to US$62 million is required to complete construction and that Management is working on a largely non-dilutive funding solution with the government and industry stakeholders to address the additional capital.

On October 25, 2023 the Company announced that it had obtained an easement on lands adjacent to the Refinery for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities located on the Refinery in exchange for a total of 10,000 common shares at a deemed price of $0.74 per common share, representing an aggregate purchase price of $7,400.

On November 28, 2023, the Company announced the signing of a memorandum of understanding with Rock Tech Lithium for the development of a partnership to supply recycled lithium from Electra’s Refinery for upgrading to battery-grade lithium chemicals in Rock Tech’s lithium refineries. Processing of material is expected to commence in an initial phase beginning in 2026.

On December 5, 2023, the Company promoted George Puvvada as the Vice-President of Metallurgy and Technology.

On December 29, 2023, the Company announced the appointment of David Allen as the Chief Financial Officer of the Company effective January 1, 2024, replacing Peter Park.

1 Figures displayed in dollars ($), not thousands of dollars.

Also on December 29, 2023, the Company announced that it intends to file a resale registration statement with the Unites States Securities and Exchange Commission. The registration statement will address resale registration rights previously granted to holders of 2028 Notes (as defined below) and will include Common Shares issuable upon the conversion of the Notes themselves as well as the exercise of 2023 Warrants (as defined below) previously issued to holders. Pursuant to the 2023 Note Offering Waiver (as defined below), the Company will no longer proceed with filing of the resale registration statement.

Subsequent Events

On January 15, 2024, the Company announced the appointment of Heather Smiles as the Vice-President, Investor Relations and Corporate Development.

On February 9, 2024, the Company announced that it has received a $5 million investment commitment from the Government of Canada of which $2 million has been received, towards the construction of North America’s first cobalt sulfate refinery. Located in Temiskaming Shores, Ontario, the facility will produce approximately five percent of the global supply of battery grade cobalt needed for electric vehicles. The investment will be provided in the form of a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor).

On February 27, 2024, the Company announced that the Company and the holders of the 2028 Notes had entered into an agreement whereby the noteholders had agreed, subject to certain conditions, to a postponement of the unpaid August 15, 2023, and February 15, 2024 interest payment dates under the 2023 Note Offering Indenture (the “2023 Note Offering Waiver”). Pursuant to the 2023 Note Offering Waiver, the Company is required to make payment of accrued interest on August 15, 2024, other than the interest paid through the issuance of shares set out below. In the event of a default by the Company under the 2023 Note Offering Indenture (as defined below), the Company is required to pay the interest immediately. Pending repayment, the interest will be treated as additional principal amounts of 2028 Notes entitled to the same rights as the notes under the 2023 Note Offering Indenture, including the accrual of additional interest under the 2023 Note Offering Indenture and the right to convert into Common Shares. In addition, subject to certain conditions, the noteholders agreed to waive the requirement set out in the 2023 Note Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the 2028 Notes and 2023 Warrants.

On March 21, 2024, the Company announced it had received an additional 180-days notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement under Nasdaq’s Listing Rule 5550(a)(2). If at any time before September 16, 2024, the bid price of the Common Shares closes at or above US$1.00 per Common Share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

On April 2, 2024, the Company and Eurasian Resources Group S.A.R.L (“ERG”) announced that they have signed a binding letter of intent for long-term supply of ERG’s cobalt hydroxide Electra’s cobalt sulfate Refinery. This transaction supports efforts to onshore the battery supply chain and reduce reliance on foreign refiners. Starting from 2026, under the three-year supply agreement, ERG will deliver 3,000 tonnes per annum of IRA-compliant cobalt to Electra’s refinery north of Toronto. With this agreement, Electra has sufficient cobalt hydroxide feed material to meet all of the refinery’s annual capacity.

Selected Financings

The Company has completed the following financings over the last three completed financial years.

January 2021 Prospectus Offering

On January 22, 2021, the Company completed a bought deal prospectus offering, pursuant to a prospectus supplement to the 2020 Base Prospectus, of 1,751,833 units at a price of $5.58 per unit for gross proceeds of $9,775. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at an exercise price of $9.00 per Common Share for a period of 24 months from the closing of the offering. The underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 105,110 compensation warrants, each compensation warrant being exercisable to acquire one Common Share at $5.58 per Common Share, for a period of 24 months from the closing of the offering.

August 2021 Note Offering

On August 23, 2021, the Company entered into subscription agreements with certain institutional investors in the United States for US$37,500 principal amount of 6.95% senior secured convertible notes due December 1, 2026 (“2026 Notes”), led by Cantor Fitzgerald Co. as placement agent (the “2021 Note Offering”), and announced a brokered overnight-marketed public offering of Common Shares of approximately $9,500 to be priced in the context of the market for aggregate proceeds to the Company of approximately US$45,000. On September 2, 2021, an aggregate of 2,119,444 common shares were issued at a price of $4.50 per share. The investors in the 2021 Note Offering also had an option to increase the principal amount of notes subscribed for by up to an additional aggregate amount of US$7,500. This option was exercised in full by the noteholders and the additional 2026 Notes were subsequently issued on October 22, 2021. The initial conversion rate of the 2026 Notes is 225.46 Common Shares per US$1 (equivalent to an initial conversion price of approximately US$4.50 per Common Share), subject to certain adjustments set forth in the indenture governing the 2026 Notes.

November 2022 Prospectus Offering

On November 15, 2022, the Company announced the closing of an overnight-marketed public offering of 2,345,000 units of the Company (the “November 2022 Financing Units”) on a best efforts basis at a price of US$2.35 per unit for gross proceeds of approximately US$5,500 (approximately CAD$7,300) (the “November 2022 Financing”), with each unit comprising of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder thereof to purchase one Common Share at a price of US$3.10 at any time on or before the date that is 36 months after the closing date of the offering.

February 2023 Note Offering

On February 14, 2023, the Company announced the closing of a previously announced private placement offering pursuant to which the Company entered into subscription agreements with investors for the issuance (the “2023 Note Offering”) of an aggregate of US$51,000 principal amount of 8.99% senior secured convertible notes due February 2028 (the “2028 Notes”). As part of the 2023 Note Offering, the Company also announced that it purchased and cancelled all of the outstanding 2026 Notes at par value, plus accrued and unpaid interest. The net proceeds of the 2023 Note Offering of approximately US$13.7 million will be used for capital expenditures associated with the expansion and recommissioning of the Refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs. In connection with the 2023 Note Offering, the Company entered into a note indenture (the “2023 Note Offering Indenture”) with GLAS Trust Company LLC, as trustee for the 2028 Notes, a warrant indenture with TSX Trust Company (the “2023 Warrant Indenture”), as warrant agent for the 2023 Warrants (as defined below), and other customary associated security documentation. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes.

The initial conversion rate of the 2028 Notes is 403.2140 common shares per US$1,000 (the “Conversion Ratio”) (equivalent to an initial conversion price of approximately US$2.48 per common share) subject to certain adjustments set forth in the indenture governing the 2028 Notes.

Noteholders received an aggregate of 10,796,054 common share purchase warrants (the “2023 Warrants”) exercisable for five years at an exercise price of US$2.48 per common share, which is the same price as the conversion price in connection with the 2023 Note Offering. The 2023 Warrants were amended on January 12, 2024 as further described below.

The 2028 Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year and will mature in February of 2028. During the first 12 months of the term of the 2028 Notes, the Company may elect to pay interest through the issuance of common shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the 2023 Note Offering Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of common shares shall be reduced to 10.75% per year. The initial noteholders also received a royalty of an aggregate of 0.6% of revenues for five (5) years from the commencement of commercial production, subject to certain allowable deductions in the first year of the term.

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors.

After the second anniversary of the issue date of the 2028 Notes, the Company may mandate the conversion of the 2028 Notes at the Company’s option in the event the trading price of Common Shares exceeds 150% of the conversion price of the 2028 Notes at such time for at least 20 trading days, whether consecutive or not, during any consecutive 30 trading day period.

Upon early conversion of the 2028 Notes, the Company will make an interest make-whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or common shares at the Company’s election. If an investor elects to converts its 2028 Notes in connection with a fundamental change, the Conversion Ratio will be increased based on the date of occurrence or effective date of the fundamental change and the share price, but in no event will the Conversion Ratio exceed 473.7764.

On December 1, 2023, the Company announced its intention to amend the terms of the 2023 Warrants issued in connection with the 2023 Note Offering. Pursuant to the proposed amendments to the 2023 Warrants, the exercise price would be reduced from US$2.48 to $1.00 per Common Share. In addition, the 2023 Warrants would be amended to include an acceleration clause such that the term of the 2023 Warrants would be reduced to 30 days (the “Reduced Term”) in the event the closing price of the Common Shares on the TSXV exceeds $1.00 by 20% or more for ten (10) consecutive trading dates (the “Acceleration Event”), with the Reduced Term to begin seven (7) calendar days after such ten (10) consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the 2023 Warrants would be permitted to exercise the 2023 Warrants on a cashless basis, based on the value of the 2023 Warrants at the time of exercise, subject to compliance with the policies of the TSXV.

On January 12, 2024, the Company entered into a supplemental indenture to effect the amendment with TSX Trust Company, as warrant agent, to the 2023 Warrant Indenture.

The proposed amendments were agreed upon with the holders of the 2023 Warrants following constructive negotiations and more closely align the terms of the 2023 Warrants with current market conditions. As partial consideration for the proposed amendments, the holders of the 2023 Warrants have agreed not to exercise certain adjustment provisions they hold in connection with the 2028 Notes. As a result, the 2028 Notes have not been re-priced at a lower exchange rate and no amendments have been made in respect of the debt conversion ratio. The proposed amendments also serve to reduce potential dilution in the Company’s capitalization in the event the 2028 Notes are converted into equity, while the cashless exercise feature will serve to concurrently reduce the dilutive effect of future exercises of 2023 Warrants upon the occurrence of an Acceleration Event.

On February 27, 2024, the Company announced that the Company and the holders of the 2028 Notes entered the 2023 Note Offering Waiver. Pursuant to the 2023 Note Offering Waiver, the Company is required to make payment of accrued interest on August 15, 2024, other than the interest paid through the issuance of shares set out below. In the event of a default by the Company under the 2023 Note Offering Indenture, the Company is required to pay the interest immediately. Pending repayment, the interest will be treated as additional principal amounts of 2028 Notes entitled to the same rights as the notes under the 2023 Note Offering Indenture, including the accrual of additional interest under the 2023 Note Offering Indenture and the right to convert into Common Shares. In addition, subject to certain conditions, the noteholders have agreed to waive the requirement set out in the 2023 Note Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the 2028 Notes and 2023 Warrants.

On March 21, 2024, the Company issued an aggregate of 843,039 Common Shares at a deemed issue price of $0.6439 per Common Share in satisfaction of a portion of the interest payable to certain of the noteholders. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Common Shares for each of the five trading days ending on, and including, March 20, 2024.

August 2023 Private Placement

On August 11, 2023, the Company completed a previously announced brokered private placement (the “Market Offering”) and concurrent non-brokered private placement (the “Non-brokered Offering”) for aggregate gross proceeds of $21.5 million. Under the terms of the Market Offering, the Company issued 15,000,000 units at a price of $1.10 per unit for aggregate gross proceeds of $16.5 million and issued 4,545,451 units for aggregate gross proceeds of $5 million under the Non-brokered Offering. Each unit consists of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder thereof to purchase one additional Common Share at a price of $1.74 for a period of two years. Under the Market Offering, the agent received cash commission of $990,000 and 900,000 non-transferable warrants entitling the holder to purchase one common share for each warrant at a price of $1.10 for a period of two years, subject to certain events.

THE BUSINESS

Background

The Company was incorporated on July 13, 2011 under the BCBCA. On September 4, 2018, the Company was continued under the CBCA. On December 6, 2021, the Company changed its name from “First Cobalt Corp.” to “Electra Battery Materials Corporation”. The Company is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

The Company owns two main assets – the Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States.

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Its primary focus for 2022-23 was to advance the expansion and recommissioning of the Company’s Refinery (Phase 1 of the Company’s phased approach to build the Battery Materials Park).

The Refinery

The Company is working towards restarting its hydrometallurgical Refinery in Ontario, Canada, as the first phase in a multi-phase strategy to create a fully integrated, environmentally sustainable North American battery materials park (“Battery Materials Park”), which could provide battery grade nickel and cobalt and recycled battery materials to the North American and global electric vehicle battery market. It is anticipated that the phased strategy will be approached in the following order:

●	Phase 1 entails an expansion and recommissioning of the Company’s Refinery. The Company anticipates the refinery will produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide intermediate product supplied from leading and certified mining operations.
●	Phase 2 entails a permit amendment and an expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery cobalt contained in cobalt sulfate, which aligns with the nameplate capacity of the Company’s crystallization circuit. The Company purchased larger equipment such that a step up in production to 6,500 tonnes per annum in the future is possible.
●	Phase 3 entails the recycling of black mass from spent lithium-ion batteries supplied by various black mass producers (battery shredders) in Canada and the United States, recovering lithium, nickel, cobalt and other critical metals. Pursuant to a joint venture with Three Fires, Electra is also seeking to collaborate with Three Fires to produce black mass in southern Ontario from battery manufacturing scrap, which could provide a steady source of feed material for Phase 3.
●	Phase 4 entails the construction of a nickel sulfate plant, thereby providing all of the necessary components (other than manganese) to attract a precursor manufacturer to establish a facility adjacent to these refining operations.

On May 4, 2020, the Company announced positive results from an engineering study (the “Refinery Study”), that outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing approximately 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure.

The Refinery Study was prepared to summarize the results of an engineering study prepared at a feasibility level related to the Refinery. The report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of Electra. As a result, disclosure standards prescribed by NI 43-101 are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by Electra, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101. The Refinery Study is also not based on any existing mineral reserves or mineral resources of the Company and the Company does not contemplate that any of the Company’s current mineral projects will provide a source of feedstock for the Refinery.

Subsequent to the Refinery Study, significant additional metallurgical testing, engineering work, flow-sheet optimization, costing and market analysis was completed, rendering many of the conclusions in the Refinery Study obsolete. As the Company entered the full development phase of the refinery expansion project in 2022, most of the long-lead custom equipment was ordered. Almost all of the long-lead equipment is now at the Refinery, either installed or in storage awaiting installation. As the project has progressed and changed from the Refinery Study, the original economic outputs should no longer be relied upon.

In response to strong customer demand, the Company invested in increased capacity for its cobalt crystallizer, which will result in installed capacity of 6,500 tonnes of annual contained cobalt production, a 30% increased from the engineering study design of 5,000 tonnes. Future permit amendments will be sought to permit this increased output level. The Company has also studied opportunities to utilize black mass from recycled lithium-ion batteries to provide supplemental cobalt feedstock for this circuit.

The Company has achieved several additional key milestones on its development path for the Refinery, including:

●	Feedstock arrangements announced with Glencore and IXM (January 2021)
●	Commencement of detailed engineering and pre-construction activities
●	Sale of Cobalt Camp properties to Kuya Silver (March 2021)
●	Solvent extraction design and manufacturing contract awarded to Metso-Outotec (October 2021)
●	Increased cobalt crystallizer capacity and formalized new project capital budget
●	Five-year tolling contract and amended feed purchase agreement with Glencore (December 2021)
●	Receipt of Industrial Sewage Works approval (February 2022)
●	Offtake agreement signed with LGES for 7,000 tonnes of battery grade cobalt (September 2022)
●	Completion of recommissioning of the analytical lab, feed material handling system (including ball mill and mixing station), leach circuit, filter presses and reagent handling systems (October 2022)
●	Receipt of final approval for closure plan for the Refinery (November 2022)
●	Completion of construction of the cobalt sulfate loadout facility (Q1 2023)
●	Completion of the solvent extraction building (Q1 2023)
●	Receipt of the majority of long lead and custom fabricated equipment from suppliers around the world, thereby reducing the schedule risk associated with final construction (May 2023).
●	Completion of re-baseline report (May 2023)
●	LGES offtake agreement amended to 19,000 tonnes over five years (July 2023)
●	Supply agreement with ERG for 3,000 tonnes per annum of cobalt starting from 2026 (April 2024)

While constructing the crystallization circuit, the final stage in the cobalt sulfate refining process, the Company took delivery of a falling film evaporator vessel that was damaged in transit. Custom-built for the Company, the vessel is used to vaporize water from the cobalt solution before it can be crystallized into cobalt sulfate. The evaporator vessel is valued at approximately $881 and measures approximately 60 feet in length and five feet in diameter. Subsequent inspection of the damaged equipment determined that the falling film evaporator vessel is suitable for installation. The damaged equipment has since been repaired on site. The Company uses microchips throughout the Refinery as part of the process control system to regulate equipment and integrate various circuits and systems together. Global supply shortages of microchips resulted in delays to delivery of several process control system components. Although the Company advanced the construction of the Refinery, the Company is unable to progress fully on some work projects pending delivery of the process control components.

In conjunction with this, on February 14, 2023, the Company announced a review of the Refinery scope, scheduling, and capital expenditures and completed the re-baseline engineering report in the second quarter of 2023. The re-baseline engineering report estimated that the total capital costs are now at $155 to $167 million, of which approximately $85.6 million had been capitalized as of December 31, 2023. The increase in capital costs has been driven by supply chain disruptions, and inflationary pressures that negatively impacted all aspects of the Refinery, including contractor labour rate, costs for concrete, steel, piping, and freight.

The Company will require additional financing in 2024 to continue operations and to complete the construction and final commissioning of the Refinery, advance its battery recycling strategy, and remain in compliance with the minimum liquidity covenant under the 2028 Notes.

The Company received approval for its Air and Noise permit and its Permit to Take Water, and as noted above, the Company has received final approvals for its Industrial Sewage Works permit amendment and its revised Refinery closure plan. An updated Permit to

Take Water was received in July, 2022, to ensure the volumes match the Industrial Sewage Works Permit, which will need to be completed in advance of operation.

The Company continues to make progress towards achieving its objective of providing the world’s most sustainable battery materials for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans for its recommissioning and expansion of the Refinery.

See “Refinery” for more information with respect to the 2020 Refinery Study.

Recycling of Black Mass

The Company launched a black mass trial late in 2022 at the Refinery to recover high-value elements found in shredded lithium-ion batteries. Using a proprietary hydrometallurgical process, the Company successfully completed the first plant-scale recycling of black mass material in North America and confirmed the recovery of a number of critical metals, including lithium, nickel, cobalt, manganese, and graphite, needed for North America’s EV battery supply chain, surpassing initial expectations.

To date, Electra has produced quality nickel-cobalt mixed hydroxide, graphite, and lithium carbonate products in its black mass recycling trial.

In Q2 2023, the Company completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum. The facility could be scaled over time as the market for battery recycling expands.

The desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital.

The desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital.

On July 17, 2023, Electra announced the first customer shipment of the nickel-cobalt mixed hydroxide precipitate product (“MHP”) produced at its refinery complex north from recycled battery material.

On October 2, 2023, Electra provided an update on its battery materials recycling trial, confirming improved recoveries of high-value elements, higher metal content in saleable products produced, and reduced use of reagents. Combined, the improvements pave the way for higher-quality customer products and improved economics for continuous battery materials recycling operations.

As a result of the successes achieved, the Company continued to process black mass material at its Refinery through the end of 2023. On February 5, 2024, the Company provided an update on its battery materials recycling trial, including that the plant-scale black mass recycling trial is now largely complete.

Key highlights of the black mass trial include:

●	40 tonnes of black mass material have been processed in a plant scale setting, believed to be the first of its kind in North America.
●	Recovery rates for all targeted metals have improved since the start of the trial.
●	Improved lithium carbonate product quality by nearly 20% from its initial processing and product quality is now approaching “technical grade” lithium carbonate. Discussions are ongoing with lithium companies to assess the tradeoffs between collaboration or producing a technical grade in-house.
●	Refinements to the process parameters for the nickel-cobalt mixed hydroxide precipitate (MHP) produced from the recycling process have at times improved paymetal concentration in the final MHP product to nearly 50% nickel and cobalt, well above quoted market standards. Improved metal concentration creates the opportunity to generate a higher metal payable, thereby improving the potential economics of continuous recycling operations.
●	Approximately 28 tonnes of MHP product have been shipped to customers to date.

●	Manganese recovery rate has been further improved to approximately 95% by strategically modifying the use and sequencing of reagents.
●	Reagent requirements have been reduced and in some cases alternative, less costly reagents have been used for improved overall metal recovery. Further, some of the reagent additions substituted have reduced overall impurity levels within the process. The reduction in reagent use and substitution of certain reagents are expected to lower operating expenses, thereby improving the economics of continuous recycling operations.
●	Continued optimization studies are underway, including metal recovery from internal recycling streams such as reusing tailings water as process water to feed the plant, thus making the process entirely closed circuit with minimal environmental impacts.
●	Preliminary results of laboratory work to explore the potential of isolating cobalt from nickel contained in the leach liquor using hydrometallurgical methods are positive. Isolating the cobalt could improve the overall payability of both the resultant cobalt and nickel product.

The Iron Creek Project

Following the completion of the acquisition of US Cobalt, the Company owns 100% of the Iron Creek Project which is located about 42 kilometres southwest of Salmon, Idaho, within the historic Blackbird cobalt-copper district of the Idaho cobalt belt. The project consists of seven patented Federal lode claims that straddle Iron Creek, and a surrounding group of 83 unpatented Federal lode claims. As noted above, the Company announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA in January 2020. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. In April 2020, the Company announced additional staking added 43 new claims to the Company’s Idaho land package. The Company further increased its property position around Iron Creek in May 2021, with the acquisition of the West Fork Property and the announcement of the Redcastle property earn-in agreement. In June 2021, the Company announced the commencement of its 2021 Idaho exploration program encompassing 4,500 metres of drilling, geophysical surveys, and bedrock geological mapping at a budgeted cost of $2,500. Together, the patented and unpatented claims cover an area of approximately 5,900 acres. See “Iron Creek Project” for more information with respect to the Iron Creek Project.

The Cobalt Camp

As further discussed under “General Development of the Business – 2021 Developments” above, on March 1, 2021, the Company announced that it completed its transaction with Kuya to sell a portion of its silver and cobalt mineral exploration assets from its Cobalt Camp and form a joint venture to advance the remaining mineral assets comprising the Cobalt Camp. The Cobalt Camp is approximately a five-hour drive from Toronto, Ontario. On December 31, 2022 the Company signed an option agreement to sell the Company’s interest in the Joint Venture created with Kuya related to the Cobalt Camp mineral assets. Kuya completed the acquisition under the option on January 31, 2023 completing the sale of the mineral assets. Kuya also entered into a royalty agreement with Electra whereby it granted Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets. Electra retains a right of first offer to refine any base metal concentrates produced from the assets at the Refinery. The Cobalt Camp is not material property for the purpose of this AIF.

Specialized Skills and Knowledge

Successful exploration, development and operation of the Company’s cobalt projects will require access to personnel in a wide variety of disciplines, including engineers, geologists, geophysicists, drillers, managers, project managers, accounting, financial and administrative staff, and others. Since the project locations are also in jurisdictions familiar with and friendly to advanced manufacturing and resource extraction, management believes that the Company’s access to the skills and experience needed for success is sufficient.

Competitive Conditions

The Company’s activities are directed towards the potential recommissioning and expansion of the Refinery and the exploration, evaluation, and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in the recommissioning and expansion of the Refinery or discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment. See “Risk Factors – Competition” below.

Components

The Company’s Refinery expansion depends on the sourcing, pricing, and availability of mine production for refining. Most of the cobalt consumed today is mined in the Democratic Republic of the Congo (“DRC”) and then shipped to China for refining. There are no primary cobalt refining facilities operating in North America, which gives the Refinery a strategic advantage in the EV supply chain. The ability of the Refinery to Company produce battery grade cobalt sulfate using different types of feedstock will assist in diversifying sourcing of mine production for the Refinery.

Business Cycles

Refining battery materials is linked to the growth of the EV market, which has been expanding for the past five years and is projected to continue growing in the years ahead. Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. If refining operations have contracts that are based prevailing commodity prices, the business would be similarly impacted by mining cycles. See “Risk Factors – Risk Related to the Cyclical Nature of the Mining Business” below.

Environmental Protection

The Company’s Refinery expansion and exploration activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Refinery has active permits and is subject to a reclamation bond and closure plan. The total provision for reclamation and closure cost obligations at December 31, 2023 was $3,126. The Company submitted an updated closure plan, which covers activities still to take place at site, with a total closure cost of $3,614. A surety bond for the closure activities for $3,450 remains deposited with the Province of Ontario.

The Iron Creek Project is located within Salmon National Forecast, under the administration of the United States Forest Service (“USFS”). The Company manages all activities on site to ensure all work is performed in compliance with existing environmental regulations. It is understood that water and particulates from any drilling or other work should be prevented from entering any body of water without first being treated so there is no sediment or other contaminants entering the water.

Environmental and Social Governance

The Company’s mission is to be one of the most sustainable producers of battery materials.

Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the reduction of global carbon emissions.

The Company strives to be a leader amongst its peer group in Environmental and Social Governance (“ESG”). Cobalt is essential to the global transition to electric mobility and Electra is committed to sustainable production and employing industry leading ESG practices at its Refinery.

The Company will provide a clean and ethical supply of cobalt for the EV market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute, the Company will follow the Cobalt Industry Responsible Assessment Framework (CIRAF), an industry-wide risk management tool that helps cobalt supply chain players identify production and sourcing related risks. Electra also committed to the Responsible Minerals Initiative, which will include a third-party audit of the systems in place to responsibly source minerals in line with current global standards.

The Refinery is projected to have a lower quartile carbon intensity cobalt by virtue of hydro powered mining operations supplying its hydro powered refining operation. In October 2020, results were released from an independent Life Cycle Assessment (“LCA”) which affirmed the low carbon footprint of the Refinery. The report concluded that the environmental impacts associated with refining cobalt at the Refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. Electra believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market.

Employees

As of December 31, 2023, the Company had 23 staff members made up of full-time employees and contractors.

Reorganizations

There have been no reorganizations of the Company.

Foreign Operations

The Company’s Iron Creek Project is in Idaho, U.S. Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety. The Refinery is likely to also rely substantially on mine production from foreign jurisdictions. As such, the Company may indirectly be exposed to various levels of political, economic, and other risks and uncertainties associated with operations in a foreign jurisdiction.

REFINERY

The Refinery

The Refinery is wholly-owned by Cobalt Camp Refinery Limited (“CCRL”), a subsidiary of Electra. The Refinery is currently under development with permit amendments mostly complete. The refinery business plan involves modifying the existing flowsheet to treat cobalt hydroxide feed material to produce cobalt sulfate used in the manufacture of batteries for electric vehicles. The flowsheet changes from the feasibility study were supported by bench and pilot scale metallurgical test work. The Company intends to refurbish and expand the refinery to produce, first 5,000 tpa of production capacity of cobalt contained in cobalt sulfate before expanding to 6,500 tpa of production capacity.

Refinery Description and Location

The Refinery is located at approximately 47.40640° north and 79.62225° west in Lorrain Township near the town of North Cobalt, Ontario. The Refinery is located approximately 1.5 km east of the town of North Cobalt, along Highway 567, locally referred to as “Silver Centre Road”.

The facility was permitted in 1996 with a nominal throughput of 12 tpd and operated intermittently until 2015, producing a cobalt carbonate product along with nickel carbonate and silver precipitate. The facility is located on approximately 250 acres, with two settling ponds and an autoclave pond. The current footprint also includes a large warehouse building that once housed a conventional mill.

Infrastructure and Physiography

The Refinery is located near the town of North Cobalt and the city of Temiskaming Shores. Temiskaming Shores is an amalgamation of the towns of New Liskeard, Dymond, Haileybury and North Cobalt. Geographically, the Refinery is closest to the town of North Cobalt approximately 140 km north of the city of North Bay. The Refinery is accessed from the town of North Cobalt via an all-weather road from Silver Centre Road (Highway 567).

The region experiences a typical continental-style climate, with cold winters and warm summers. Daily average temperature ranges from -15°C in January to 18.3°C in July. The coldest months are December to March, during which the temperature is often below -20°C and can fall below -30°C. During summer, temperatures can exceed 30°C. Snow accumulation begins in November and generally remains until the spring thaw in mid-March to April, with the average monthly snowfall peaking at 40 cm in January and a yearly average of 181 cm.

Basic services are available locally in Temiskaming Shores, and further services are available in Sudbury. Sudbury is located 200 km by road southwest of the Refinery and is considered a world-class mining centre and major hub for retail, economic, health, and education sectors in Northern Ontario. Most of the resources for the restart of the Refinery will likely be provided from the local townships, Sudbury, and North Bay areas.

Power for the refinery is provided from the grid by Hydro One through 115 kV and 230 kV transmission lines. The feeder to the Refinery is 44 kV. Fresh water is sourced from the nearby Lake Timiskaming. Many roads, trails, and powerlines span the area. Ontario Northland Railway services the town of North Cobalt, linking North Bay with the rest of north-eastern Ontario. Ontario Northland’s rail line passes approximately 2 km west-northwest of the refinery road. An existing road provides access to the site.

The Refinery is located within a well-established site. Local topography is dominated by Lake Temiskaming and the Montreal River, both of which are within the Ottawa River watershed. Topography within the property boundaries of the refinery is generally flat. General physiography is typical of the Precambrian Shield in north-eastern Ontario, with rocky, rolling bedrock hills with locally steep ledges and cliffs, separated by valleys filled with clay, glacial material, swamps, and streams. Given the presence of the Clay Belt, some farms are present nearby. In this boreal region, coniferous and mixed-wood forests dominate. The main conifer species are black and white spruce, jack pine, balsam fir, tamarack and eastern white cedar. The predominant deciduous (hardwood) species are poplar and white birch. Swampy low-lying areas contain abundant tag alders.

History

In the 1980s, the location was the site of the Hellens-Eplett underground mine, which featured a traditional silver and cobalt mill that was quite common in the historic Cobalt Mining Camp. The property and mill were bought by Cobatec Ltd. in the 1990s and construction of the refinery took place in 1994 and 1995. The integrated mining, milling and refining operation processed ore from the mine in the mill to produce concentrate, and then produce a refined cobalt and silver product from the concentrate in the Refinery. Initial start-up was in 1996. The Refinery was built with a nominal 12 tpd feed rate and made a cobalt-carbonate product from four feedstocks over different periods. Cobatec eventually shut down the Refinery on January 2, 1999. The Refinery was operational for approximately one of the three years between start-up and shutdown.

The Refinery was later owned and operated by several owners until Electra entered into a 50-50 joint venture with Australian-listed Cobalt One Limited to acquire the Refinery in 2017.

The previous owners included:

●	1999-2003: Canmine Resources Corporation
●	2003-2012: Yukon Refinery AG
●	2012-2015: United Commodities
●	2015-2017: Yukon Refinery AG
●	2017-present: Electra

Metallurgical Testing

Phase I – Initial Testing

Metallurgical testing was completed at SGS Canada Inc. (“SGS”) between Q4 2018 and Q2 2020. The test work program was managed by Electra with input from Ausenco. For purposes of the Refinery Study, the initial phase of test work was conducted under 17070-01 and 17070-03 programs.

The programs evaluated different cobalt hydroxide feed materials and white metal alloy. The composition of each feed material is summarized in the table below.

Cobalt Hydroxide Feed Sample Analysis

	Co	Cu	Fe	Mn	Mg	Si	Zn	Ni	Al	Cr
Program	%	%	%	%	%	%	g/t	g/t	g/t	g/t
17070-01	23.2	1.61	2.39	3.27	3.45	1.05	1920	3870	6390	52
17070-02 (WMA)	17.8	11.2	66.4	0.003	0.22	0.38	2670	494	1840	755

The source of the 17070-01 was from an operation in the DRC, this sample had a lower cobalt content (23.2% dry weight (“w/w”)) compared to the samples received later for programs 17070-03 and 17070-05. Using this material in late 2018 and early 2019 bench scale tests on leaching, neutralisation and solvent extraction were conducted, the initial test results were encouraging and areas for improvement were identified. Using these bench scale test results preliminary Metsim modelling was conducted by Ausenco and a Solvay solvent extraction model was short listed for pilot studies. Leach tests under program 17070-02 were conducted on white metal alloy (WMA), even though the alloy was leached in acid the excessive dissolution of iron made the solution purification stage difficult.

In September 2019, program 17070-03 was commenced on a 570kg sample received from Glencore’s Mutanda operation in the DRC and several bench scale leach tests were conducted on this sample. Following which more samples were received from sources such as Katanga, ERG and IXM-Tenke. The head analysis of these samples is shown below, where the cobalt content of the samples received subsequently was found to be significantly higher compared to the initial Glencore’s mutanda sample.

	Co	Cu	Fe	Mn	Mg	Si	Zn	Ni	Al	Cr
Program	%	%	%	%	%	%	g/t	g/t	g/t	g/t
17070-03 (Mutanda)	29.2	0.46	0.12	4.85	5.67	0.77	403	9410	1200	<100
17070-03 (Katanga)	34.0	1.19	0.46	4.61	4.73	—	1620	3750	3480	36
17070-05 (blend of (Katanga, ERG, IXM)	39.2	1.34	0.37	3.50	3.28	—	6410	1100	644	58

In November 2020, a continuous leach pilot plant was conducted at SGS on Katanga sample using the optimised leach test results obtained from the bench scale studies. The overall cobalt leach extraction was found to be 97%. During 2021, solvent extraction pilot and effluent treatment pilot studies were conducted using the leach liquor obtained from the leach pilot plant. Similarly in 2022, under campaign #17070-05, two more leach pilot campaigns were conducted at SGS on a blended feed sample consisting of 1/3rd each of Katanga, ERG and IXM-Tenke. The cobalt leach extractions of 96% from these leach pilots were found to be satisfactory and closely matched the previous pilot studies.

The purpose of the 17070-03 campaign was to demonstrate that battery-grade cobalt sulfate could be produced from a cobalt hydroxide feedstock using most of the current flowsheet at the refinery. The definition of a battery-grade cobalt sulfate product was based on specifications received by Electra from potential end users.

The program achieved a high purity cobalt sulfate product with a cobalt grade of 20.8%w/w, with impurity levels that were within the range of lithium-ion battery market specifications, with the exception of manganese, to address this issue the technical team is proposing to introduce manganese removal in the preliminary neutralisation step using either SO2/O2 or KMnO4. The pilot studies conducted in 2022 did successfully use SO2/O2 system to remove manganese, but KMnO4 appear to be a better reagent both from cost and chemical potency viewpoint.

The purpose of the 17070-03 program was to provide data for the Refinery Study, such as process conditions and operating targets for the various unit operations. The tests conducted included re-leaching and neutralisation, impurity solvent extraction (“ISX”), CoSX, solid/liquid separation testing, environmental and tailings testing.

Following the SX bench and pilot plant campaigns performed at SGS, METSIM™ modelling was conducted by HATCH, and the results were provided to Metso-Outotec to evaluate the SX processes on a continuous basis. The modelling results were incorporated into the basis of design.

Environmental testwork was also conducted to determine operating parameters for the effluent treatment circuit. Synthetic solutions were prepared based on compositions predicted in the METSIM™ model and were supplied to Story Environmental Inc. (“SEI”) for effluent treatment testing and Aquatox Testing and Consulting Inc. for toxicity testing.

Key results from the testwork program and Solvay modelling are listed in the table below:

Key Results from the 17070-03 Testwork Program & Solvay Modelling

Description	Unit	Value
Cobalt Leach and Neutralisation recovery	%	97
Neutralisation pH	—	4.70 to 4.80
Average leach sulphuric acid (93%) addition	kg/t (dry basis)	797
Quicklime addition	kg/t (dry basis)	0.54
Acid consumption for SX	kg/t (dry basis)	1811
ISX configuration	extract / scrub / strip	4 / 2 / 2 (SGS)
		4 / 3 / 3 (Design)
ISX extractant concentration	%	10
ISX cobalt recovery (to extraction raffinate)%		99.6
CoSX configuration	extract / scrub / strip	4 / 6 / 2 (SGS)
		4 / 6 / 3 (Design)
CoSX extractant concentration	%	35
CoSX cobalt recovery (to strip solution)%		99.6
Effluent treatment final pH	—	11.0

The solvent extraction pilot study resulted in removing the impurities from the leach liquor and generating a concentrated cobalt sulfate product solution that is used to produce battery grade cobalt sulfate crystals. The test work demonstrated that high-purity, battery-grade cobalt sulfate can be produced from the cobalt hydroxide samples that were processed. The overall cobalt recovery of the process will be close to 97% based on the test work and METSIM results. The final cobalt sulfate produced in this test work graded 22.3% cobalt, exceeding the minimum cobalt specification for battery grade cobalt sulfate.

The waste streams of the solvent extraction pilot were treated using lime in a separate continuous pilot run, and the effluent generated from this study was found to meet the discharge limits prescribed by the Ontario Ministry of Environment, Conservation and Parks. The gypsum residue generated as a solid waste will be stored in the on-site tailings storage facility.

Recovery Methods

The refinery takes in cobalt hydroxide feed containing anywhere from 30 to 50% of contained cobalt. The refinery uses sulfuric acid to leach the cobalt hydroxide material into solution. Following the leaching process the liquor is neutralized before being sent to solvent extraction circuits where further impurities are removed. The final liquid from solvent extraction contains a high percentage of cobalt and that product is put through a crystallization process where battery grade cobalt sulfate is produced as the plants final product which then goes to market.

The process design is consistent with other operations, including:

●	Vale, Long Harbour: impurity SX followed by CoSX
●	WMC, Bulong Refinery: CoSX with Cyanex 272 followed by sulphide precipitation and impurity SX with D2EHPA
●	Finland, Terrafame: crystallisation of high purity cobalt sulfate heptahydrate

Process Description

Cobalt hydroxide is received on site at moisture range of 20-66% w/w in one tonne bulk bags and stored in the warehouse. The bags are lifted by forklift and broken in a bag breaker before being fed into a storage bin by conveyors. The material is fed into a re-pulper where it is mixed with recycled water into a slurry and stored in a feed tank.

The slurry is pumped to a leach tank and leached with sulphuric acid to solubilise cobalt and other metals. The leach slurry then gravity flows to pre-neutralisation tanks where process steps such as a) water dilution and b) removal of impurities take place. The pre-neutralised slurry would then advance to thickeners and the thickener underflow is filtered using plate and frame filter presses. The leach thickener overflow and the leach filtrate would advance to secondary neutralisation stage.

The overflow of the neutralisation thickener is filtered to remove suspended solids. This filtrate is the feed stock for solvent extraction plant for further purification.

The solvent extraction step consists of two phases, the impurity solvent extraction (ISX) and cobalt solvent extraction (CoSX). The feed solution initially processed through ISX which consists of extraction, scrubbing, and stripping stages to separate various impurities. The cobalt-rich ISX raffinate reports to CoSX, while the impurities report to effluent treatment.

The ISX raffinate reports to CoSX and is processed through extraction, scrubbing and stripping stages to separate impurities from the cobalt. The CoSX raffinate is treated in the effluent treatment plant, while the cobalt-rich strip solution is sent to crystallisation.

The strip solution from CoSX reports to the forced circulation mechanical vapour recompression cobalt sulfate crystalliser. Cobalt sulfate is crystallised and subsequently dewatered in a thickener, centrifuge and fluid bed dryer. The dry product is then bagged and stored in the warehouse prior to shipment.

Some of the reagents used in the process include:

●	flocculant, including a mixing and dosing system for the residue and effluent thickeners
●	organic solvents,
●	sulphuric acid, including a storage tank, dilution and dosing system
●	lime (CaO), including a storage silo, slaker and ring main
●	sodium hydroxide, including a heated storage tank, dilution and dosing system
●	SO2/O2 or KMnO4 for manganese removal

Services supplied to the process include:

●	filtered water
●	fire water and fire suppression systems
●	gland water
●	potable water
●	plant and instrument air
●	low pressure air
●	natural gas
●	steam from boiler

Process Design Criteria

The design criteria are based on data supplied by Electra, bench and pilot test work, vendor data and modelling, industry standards and Hatch’s in-house database.

Site Infrastructure

The major project facilities include the existing refinery building with expanded facilities, a new SX building and three existing ponds.

Power to the Refinery is provided via an existing 44 kV feeder from the Hydro One grid. It is then stepped down via a 2.5 MVA 44kV/600V transformer for distribution throughout the facilities.

Fresh water is supplied to the refinery from Lake Timiskaming by an overland pipeline and pumping system. The pumphouse holds two freshwater pumps in a duty/standby configuration. Water is pumped 2.5 km through a buried pipeline, in an existing easement, to the Refinery site, where it is stored in the filtered water tank. The water is predominantly used for cooling and does not touch the process liquids. The warm water is returned to Lake Timiskaming through a similar buried pipeline along the same easement.

Market Studies and Commercial Contracts

Electra has retained numerous firms to provide market studies and battery metals industry outlooks and expertise. After the Refinery Study and in the normal course of business, Electra entered the following contracts:

●	a 5-year contract for the purchase of cobalt hydroxide feedstock from Glencore’s KCC mine
●	a 5-year cobalt tolling agreement with Glencore for material from the KCC mine,
●	a flexible, long-term cobalt sulfate offtake agreement with Stratton Metals for the sale of finished product from the refinery.
●	A 5-year cobalt sulfate offtake agreement with LGES

All of these arrangements are linked to future benchmark cobalt prices, with the exception of the cobalt tolling agreement which stipulates a tolling fee to Electra.

Demand

Cobalt is used in a range of applications, but the largest single market is lithium-ion (Li-ion) batteries. The three primary segments for Li-ion batteries are consumer electronic devices, electric vehicles and both stationary and grid energy storage. All three segments have a strong growth profile over the coming years and as such, the market for Li-ion batteries is expected to grow sharply. EVs are forecast to be the largest market for Li-ion batteries.

Growth in cobalt demand through 2040 will be almost entirely dominated by the battery sector, fuelled predominantly by increased EV penetration uptake. Demand growth is forecast to outpace the ability of suppliers to keep up by the mid-2020s. It should be expected that cobalt producers will not only be able to sell their products, but that strong prices should be able to be commanded due to the predicted shortfall.

Supply

Cobalt is mainly produced as a by-product from copper and nickel operations. Over 70% of mined cobalt originates from the copper operations of the African Copper Belt, in the DRC. Much of that production is exported to China, which is responsible for the majority of global refined supply.

Cobalt refining typically takes place away from mine sites. Vale, Glencore and Sherritt are among some of the mining companies that refine cobalt from their own mining operations, but they produce metallic cobalt products. None of them refines cobalt sulfate, which is a key input for the battery market.

Besides Electra, to the Company’s knowledge, there are few plans for new cobalt sulfate refineries outside of China. However, with the current focus by governments and industry on the battery sector, supply chains are expected to develop outside of China.

Environmental Permits and Social or Community Impact

Electra has regularly kept local municipalities and Indigenous communities apprised of their activities. Local municipalities with an interest in the Refinery include the Township of Coleman, the Town of Cobalt and the City of Temiskaming Shores. Electra has engaged the following Indigenous communities to keep them informed and obtain their input on recommencing operations at the refinery, and the permits relating to the refinery:

●	Matachewan First Nation (MFN)
●	Temagami First Nation (TemFN)
●	Timiskaming First Nation (TFN)
●	Métis Nation of Ontario (MNO)
●	Beaverhouse First Nation (BFN)

Electra is committed to ongoing engagement and consultation activities with stakeholders and Indigenous communities. All engagement and consultation activities related to the Refinery will continue to be entered into the Record of Consultation.

The Refinery requires three key environmental permits to operate and an approved closure plan prior to certain construction aspects. The Company received final approved and acceptance of its closure plan by the Ministry of Northern Development, Mines, Natural Resources and Forestry in March 2022 and approval for an updated plan in November 2022.

The Company received new or amended environmental permits as follows:

●	Permit to Take Water (PTTW) in July 2022
●	Air and Noise Environmental Compliance Approval in October 2021
●	Industrial Sewage Works Environmental Compliance Approval in February 2021

Capital and Operating Costs

Capital Costs

The capital cost estimate for the expansion of the refinery is expected to be between $155 and $167 million as reported on February 14, 2023 of which approximately $85.6 million had been capitalized as of December 31, 2023. The Company will need significant financing to complete construction.

Operating Costs

The refinery operating costs include the following:

●	labour for operating, maintenance and supervision
●	fuels, reagents, consumables and maintenance materials
●	fuels, lubricants, tires and maintenance materials for operating and maintaining equipment
●	operating costs for the on-site laboratory
●	power supply costs
●	site G&A costs

Excluding the cost of feedstock (cobalt hydroxide), reagents are expected to be the largest component of the Refinery’s operating costs under 100% operating capacity. Key reagents include sodium hydroxide, sulfuric acid, quicklime, and cyanex. The next largest costs are expected to be refinery labour, power and site G&A.

Refinery Updates

See “General Development of the Business – Three Year History” and “- Subsequent Events” above for additional Refinery updates.

IRON CREEK PROJECT

The bulk of the information in this section is derived from the technical report titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023. The Technical Report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P.Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined NI 43-101.

Introduction

The Company retained InnovExplo Inc. (“InnovExplo”) to prepare an updated mineral resource estimate for the Iron Creek Project located in Lemhi County, Idaho, USA, and a supporting Technical Report.

Project Description, Location and Access

Location and Means of Access

The Iron Creek Project is located about 18 miles or 30km southwest of Salmon, Idaho, USA, within the historic Blackbird cobalt-copper district of the Idaho Cobalt Belt. The center of the Iron Creek Project is located at approximately 44° 57′ 42″ North, and 114° 06′ 57″ West. Iron Creek is a tributary creek that drains from the Salmon River Mountains in the west into the Salmon River. The Iron Creek Project encompasses the North Fork of Iron Creek.

Access to the Iron Creek Project is via the paved, all-weather U.S. Highway 93, and County Road 45 located 23mi (37km) south of the town of Salmon, Idaho. County Road 45 is a well-maintained gravel road, accessible year-round, that traverses the central part of the Iron Creek Project approximately 11mi (~18km) west of US 93. Access throughout the Iron Creek Project is good because of a network of logging roads and previously constructed drill roads. Salmon is a town of about 3,000 inhabitants. The main industries are tourism, ranching and agriculture with some logging and mining. Paved highways provide easy access to larger urban centers such as Butte, Montana, about 150mi (241 km) away, and Pocatello and Boise, Idaho, located 210mi (337km) and 250mi (402km) away, respectively.

Title and Risks

The Iron Creek Project consists of seven patented lode mining claims that straddle Iron Creek, and a surrounding group of 416 unpatented lode mining claims. Together the patented and unpatented claims cover an area of 8,075 acres (32.68km2).

The patented mining claims, which are 100% held by Idaho Cobalt Company (“Idaho Cobalt”), are described as Iron No.118, Iron No.135, Iron No.136, Iron No.143, Iron No.144, Iron No.182 and Iron No.189 of the Idaho Mineral Survey No. 3613, located in portions of Section 20 and Section 21, Township 19 North, Range 20 East, B.M., Parcel #RP9900000109A, Blackbird Mining District, Lemhi County, Idaho.

On March 12, 2021, the Company, through Idaho Cobalt, a wholly-owned subsidiary of the Company, purchased the JA1 to 103 unpatented mining claims, and as such holds 100% of such claims, from with Arizona Lithium Company (“Arizona”). Arizona retains a 1.0% NSR royalty, and the Company has the right to purchase 0.5% of the royalty for $750 and an unrestricted right of first refusal to acquire the remaining 0.5% of the NSR royalty.

On March 21, 2021, the Company, through Idaho Cobalt, entered into an earn-in and joint venture agreement with Borah Resources and Phoenix Copper for the SCOB1 to 30 unpatented mineral claims (“Redcastle”). Under the agreement, the Company may earn a 51% interest in Redcastle by investing US$1.5 million on or before the third anniversary of the effective date of the agreement. It may earn a 75% interest by investing an additional US$1.5 million on or before the by the fifth anniversary. If, after the joint venture is formed, the ownership interest of a party is reduced to 10% or below, such interest will be converted to a 2.5% NSR dilution royalty. The other party will have the right to buy-down the dilution royalty at a rate of US$500 per 0.5%, and shall retain a right of first refusal on any proposed sale of the dilution royalty to a third party. The Redcastle agreement is subject to a mutual area of interest provision.

On March 22, 2022, the Company through Idaho Cobalt entered into a Property option agreement with Richard Fox to acquire the CAS1-46, IRON1-7, IRON14-15 and IRON31-61 unpatented mining claims for US$1.5 million (“CAS”), payable over 10 years upon completion of specific milestones. Richard Fox retains a 1.5% NSR royalty which the Company may purchase for US$500 within one year of commercial production from the CAS property. The Fox agreement is subject to a mutual area of interest provision.

The unpatented mining claims included within the Iron Creek Project have no expiration date if the annual claim maintenance fees are paid by August 31 of each year. These fees have been paid in full to September 1, 2023. The patents are not subject to annual claim-maintenance fees, but applicable real and immovable property taxes are payable to Lemhi County annually. The total annual land holding costs are estimated to be US$68,984.2

2 Figures displayed in dollars ($), not thousands of dollars.

The Company does not know of any significant factors or risks that might affect access or title, or the right or ability to perform work on, the Iron Creek Project, including permitting and environmental liabilities to which the Iron Creek Project is subject. The company may not meet is JV expenditure obligation for the Redcastle JV which would forefit their rights to the SCOB claims and additional claims within the Redcastle AOI. The company may not meet its work commitment and milestone payments under the CAS option agreement which would forefit their rights to the optioned claims and additional claims located within the CAS AOI.

History

The area of the Iron Creek Project zone initially drew interest as an iron prospect in 1946. In 1967, during construction of a logging road, Mr. L. Abbey staked 14 claims on copper-stained material in what later became known as the “No Name” zone. In May 1970, these claims were leased to Sachem Prospects Corporation (“Sachem”), a division of the POM Corporation of Salt Lake City, Utah.

Sachem carried out claim staking, geologic mapping, aerial photography, and induced polarization, self- potential, magnetic and geochemical surveys of the No Name zone.

Hanna Mining (“Hanna”) optioned the historical Iron Creek Project in 1972 through its wholly owned subsidiaries, Coastal Mining Co. (“Coastal”) and Idaho Mining Co. and acquired it outright through a legal action in 1973. Between 1972 and 1974, Hanna conducted a preliminary evaluation of the No Name zone for copper and cobalt, as well as areas outside the current Iron Creek Project. Coastal’s work for Hanna included construction of topographic base maps, a soil-geochemical survey for copper and cobalt, and a reconnaissance induced-polarization and resistivity survey, a stream sediment survey, an aeromagnetic survey, geologic mapping, diamond-core drilling, underground development and metallurgical testing.

In 1979, Noranda Exploration, Inc. (“Noranda”) optioned the nearby Blackbird mine from Hanna that included a 75% interest in the Iron Creek Project. Noranda conducted geologic mapping, re-logged three of the Coastal drill holes, conducted a soil-sample orientation survey, sampled the overlying Challis volcanic rocks, and mapped the underground workings. Noranda also drilled two core holes within the current Iron Creek Project.

Noranda subleased the Iron Creek Project to Inspiration Mines, Inc (“Inspiration”) in 1985. Inspiration’s activities are poorly documented and no information on their exploration work can be found. Later in 1985, Noranda and Inspiration terminated their interest in the Iron Creek Project, following which Hanna rehabilitated the underground workings and drove a new portal into the 6500 Level Adit, because the original portal had collapsed.

In January 1988, Centurion Gold (“Centurion”) acquired the Iron Creek Project from Hanna and completed silt and heavy mineral surveys throughout the Iron Creek Project with the objective of finding gold mineralization. Additional surface geologic mapping was done at this time. Cominco American Resources Inc. (“Cominco”) leased the Iron Creek Project from Centurion in 1991. Cominco’s goal was to significantly upgrade and enlarge the mineralized material in the No Name zone. In 1991, Cominco compiled and reviewed existing data to identify targets to be drilled in 1992.

U.S. Cobalt Inc. acquired the Iron Creek Project on August 23, 2016, and later that year acquired 100% of the shares of Idaho Cobalt. Eventually in 2018, it was itself acquired by the Company.

Geological Setting, Mineralization and Deposit Types

Regional, Local, and Property Geology

The Iron Creek Project is situated in the Blackbird copper-cobalt ± gold mining district, the Idaho Cobalt Belt (“ICB”), in the eastern part of the Salmon River Mountains, central Idaho. The host rocks to the ICB are part of the Belt-Purcell Supergroup, a Mesoproterozoic meta-sedimentary sequence extending across the Idaho-Montana border into southern Canada. Stratigraphic correlations within the ICB and surrounding area are somewhat contentious, complicated by the gradational and repetitious nature of the metasedimentary rocks and by later thrust faulting. Tertiary-age volcanism has also covered significant portions of the Mesoproterozoic sequence making correlations difficult in places.

The Idaho Geological Survey issued a new set of geological maps for the Degan Mountain and Taylor Mountain Quadrangles at 1:24,000 scale. The Company has combined the project scale mapping with the recent IGS mapping to develop a geologic compilation that cover the Iron Creek Project and incorporate the knowledge gained through exploration on the Iron Creek Project. In general, the meta-

sedimentary rocks that host the Iron Creek cobalt-copper mineralization are fine-grained, interbedded siliciclastic rocks. Overall, the metamorphic grade is lower greenschist facies. Therefore, most of the primary grain size and sedimentary textures have been preserved, but metamorphic names are used to classify the rock type, staying consistent with published names and descriptions within the ICB.

Mineralization

Mineralization generally conforms to the bedding in the host meta-sedimentary rocks generally striking north-northwest and dipping between 60° and 80° northeast. Cross-cutting veins of mineralization also occur within the host stratigraphic package.

The observed primary mineral assemblage consists of pyrite, chalcopyrite, pyrrhotite, and magnetite. Typically, but not exclusively, the distribution of sulphide and magnetite mineralization is coincident with zones of moderate to intense shearing. Such shear zones are interpreted as zones of weakness through which mineralizing solutions flowed and/or were remobilized. However, some zones of disseminated, very fine-grained pyrite are present within unsheared beds and laminations of the siltite units. The presence of shear strain has also led to some distinct styles of mineralization, such as pyrrhotite formed within pressure shadows around pre-existing pyrite grains. Such paragenesis indicates the possibility of multiple stages of mineralization.

Pyrite is the most widespread of the sulphide minerals observed on the Iron Creek Project. In the drill core, pyrite varies from massive to blebby, and from coarse-grained disseminated crystals to very fine-grained patches and disseminations. It is typically subhedral to euhedral with octahedral pyrite more abundant than cubic pyrite.

Chalcopyrite varies from streaks and wisps to large blebs, is entirely anhedral to subhedral, and occurs intergrown with pyrite and pyrrhotite when the minerals are observed together. The bulk of the chalcopyrite occurs to the west of the North Fork of the Iron Creek Project in the upper zone, with fewer occurrences and lower concentrations to the east of the creek in the lower zone down section to the south.

While the pyrite mineralization can be regarded as stratabound, chalcopyrite mineralization crosscuts the sequence in the Iron Creek Project.

Pyrrhotite occurs in two distinct habits which are both anhedral. One variant has a dull, metallic brownish- purple color and is weakly magnetic. The second variant has a lustrous, metallic reddish-brown color and is highly magnetic.

Magnetite is relatively uncommon in the Iron Creek Project and occurs in either a massive or fine-grained, disseminated habit. Massive magnetite within the Iron Creek Project is typically found in highly sheared rocks and accompanies moderate to strong sulphide mineralization in bands and pods up to 4in (10cm) thick in drill core. Magnetite generally occurs below the uppermost pyrite mineralized bed. Fine-grained magnetite occurs in disseminated blebs and patches, typically within bedded to weakly sheared siltite and quartzite. This habit is much more widespread than the massive bands seen in highly mineralized zones and does not appear to be associated with greater amounts of sulphide mineralization. Massive magnetite zones from meters to tens of meters thick typically occurs in heavily sheared zones in the footwall of the deposit.

Native copper and arsenopyrite are essentially trace minerals that have been observed in the drill core and underground exposures. Dendritic native copper is almost exclusively fracture controlled with grains from <0.04 to 1.6in (<0.1 to 4.0cm) in length and is intimately associated with a brecciated diabase dike in Adit-1. Arsenopyrite is quite rare and was observed mostly within the hanging wall quartzite of the upper zone occurring as very small clusters of anhedral grains.

Deposit Types

The cobalt and copper mineralization at the Iron Creek Project belong to a class of deposits variably described as “Blackbird Co-Cu” or “Blackbird Sediment-hosted Cu-Co” in and adjacent to the Blackbird mining district of Idaho. The Blackbird mining district contains several cobalt-copper ±gold deposits and prospects in proximity that are hosted in similar meta-sedimentary rocks.

The origin of the Blackbird cobalt-copper deposits varied with a range of mineralizing processes, from diagenetic to epigenetic; the latter occurring both before and during metamorphism. At the Blackbird deposits, geochronological and geochemical evidence suggests links to the post-sedimentary composite granite-gabbroic plutons dating the main stage of cobalt mineralization to be younger than 1,370Ma, postdating the host rocks by approximately 30Ma. Cobalt mineralization hosted by tourmaline-rich breccia bodies and veins that are also prevalent throughout the Blackbird area was also linked to the later metamorphic events discussed above: (1) 1,200 to

1,000Ma and (2) 155 to 55Ma. The Iron Creek mineralization is considered to have formed at a similar time to the Blackbird mineralization and may have been remobilized due to metamorphism during the Sevier orogeny at 112-85Ma according to Bookstrom and others.

Regardless of genetic models for cobalt and copper, both metals are generally stratabound on a local scale at the Iron Creek Project.

Exploration

The Company commenced exploration of the Iron Creek Project in 2016 through its subsidiaries with a compilation of historical geological, drilling, geophysical and geochemical data. In 2017 and 2018, the Company rehabilitated about 1,260ft of underground workings in Adit-1 and Adit-2, including:

●	Diamond-core drill approximately 35,000ft (10,670m) from surface along a 1,500ft (460m) strike length of the upper zone, twinning historical holes to confirm and increase confidence in historical estimates of cobalt mineralization; and
●	Re-habilitate the underground workings of the Adit-1 and Adit-2 for underground diamond drilling and channel sampling.

Adit-1 was fully rehabilitated and both portals of Adit-2 were excavated and partly rehabilitated during 2017. In the first quarter of 2018, the rehabilitation of Adit-2 was completed.

The entire length of Adit-1 was channel sampled and geologically mapped in detail by the Company’s geologists. A total of 133 channel samples each 5.0ft (1.5m) in length were collected from both ribs along the crosscut and drift. The samples were collected using air-powered chisels, with average sample weights of about 7.3lb (3.3kg). The underground channel samples were transported by one of the Company’s geologists from Adit-1 to the laboratory of American Assay Laboratories (“AAL”) in Sparks, Nevada.

Road-cut sampling was started but not completed along the roads cross-cutting the Iron Creek deposit on the west side of the North Fork of Iron Creek.

During 2018, the Company initiated mineralogical and petrographic studies of mineralized material from the upper zone. A total of 20 samples of drill core from 13 of the 2017 and 2018 drill holes were sent to SGS Minerals in Lakefield, Ontario for detailed mineralogical descriptions. The purpose of the study was to identify and quantify metallic mineral species over a range of cobalt grades as identified by geochemical analyses. Specific attention was made in this study to identify cobalt-bearing minerals. Core logging and underground mapping found a diversity of pyrite textures and a range of grain sizes that had not been systematically analyzed for cobalt content.

The SGS samples were derived from drill core and underground grab samples of pyrite-rich material. SGS prepared polished mounts of each sample for analysis using QEMSCAN, a standard method to derive high-resolution mineralogic images. Individual minerals are identified on each image manually by a mineralogist.

The principal metallic mineral in all 20 samples was pyrite. In six (6) samples, chalcopyrite was identified to a maximum of over 14% in one sample. Pyrrhotite was identified in one sample. Magnetite and/or hematite are present in all samples; one sample contains over 75% iron oxide. The cobalt-bearing minerals cobaltite, glaucodot, and gersdorffite were identified in four samples, but generally are in minor concentrations (maximum of 0.33%). Arsenopyrite was not found in any of the 20 samples.

Airborne Magnetics was flown over the Iron Creek Project along with the overall Idaho Cobalt Belt as part of the Earth MRI program in 2021. The magnetics defines the mineralization as occurring on the northeast margin of strong regional magnetic gradients. The Blackpine deposit to the northwest occurs on a similar geophysical break.

Drilling

The Iron Creek Project database has 169 holes drilled from 1969 through to January 2022. That total includes five sets of underground channel samples entered the database as “drill holes”. Of the 169 drill holes, 117 (excluding the five sets of underground channel samples) were drilled and/or sampled by the Company and were used in the estimate in some fashion. Five holes were lost and drilled again. Records for the historical drill holes are incomplete, but all are believed to have been drilled with diamond-core methods. The total footage drilled within the Iron Creek Project is at least 139,906ft (42,642m). Five of the holes were vertical (four historical and one drilled in 2017), and the balance were inclined with dips of +40° to -85°. None of the drill holes drilled by operators prior to the Company were used for the mineral resource estimation.

In 2021, the Company commenced surface drilling in September using a track mounted LF-90 operated in 2 12-hour shifts. Six holes were drilled totaling 2,433 m targeting the extensions of mineralization on the east and west side of the deposit. The drilling successfully expanded the Cu and Co mineralization on the west side of the resource area at depth, and intercepted Co mineralization east of the resource area along strike and at depth. All holes were drilled with HQ diameter core.

In 2022, the Company commenced drilling with Titan Drilling out of Elko, Nevada using a track mounted LF-70 operating on two 10 hour shifts each day. The Company completed six holes for 1,674 m. One hole was completed on the east side of the Iron Creek Project to infill between the edge of the resource boundary and the drill intercepts in the 2021 step out program. The remaining 3 collars with two wedges were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes were collared with HQ diameter core and three were reduced to NQ diameter for core recovery and extensions. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

Sampling, Analysis and Data Verification

In June of 2021 the Company’s core storage facilities were moved to Salmon, Idaho. Sea containers of core were transported via specialized transport trucks from Challis to a private property in Salmon partially loaded with core. Some core and pulp samples were removed for stability purposes and shipped from Challis to Salmon before being re-loaded into sea containers at the destination yard. Sea containers were unlocked during the period of transport and reloading, as well as during periods of active re-logging but were stored on private property within viewshed of a contractor’s residence who was operating on behalf of the Company. All sea containers were locked following relogging in October of 2021 and remain locked since that time except for when access is required for additional studies on the core.

In 2021 and 2022 core was collected at the drill site by contract geologists and transported to the core facility in Salmon. Rock quality designation, Recovery, Magnetic Susceptibility, and quick logs were performed either on site or at the core facility upon arrival. Whole core was then photographed. Detailed logging followed the core photographic. Sample tags were inserted by the logging geologist and a cut sheet of sample intervals was recorded. Core was then cut into half core and sampled at the cutting station. CRMs and blanks were inserted into the sample stream at the cut station. In 2021 one CRM, coarse duplicate, or blank was inserted every 20 samples. In 2022 one CRM and one blank was inserted every 20 samples. In 2022 the Company began cutting one half of the core again to produce a quarter core sample for assay. The ¾ core sample was preserved in the box for additional analyses. Samples selected for analyses were bundled in rice sacks and loaded in crates at the core facility and then transported by contractors operating on behalf of the Company to the ALS preparation laboratory in Twin Falls, Idaho. The remaining core was transported to the sea container storage site in Salmon and placed in locked sea containers for future analyses.

In 2019, pulps of samples prepared and analyzed at AAL were sent to ALS Laboratory Group (“ALS”) in Reno, Nevada for check assays. These pulps were analyzed for cobalt and copper.

Quality Controls and Data Verification

The QA/QC protocol established by the Company indicates that a CRM and a blank is placed in the sample sequence for every 20 samples. No split duplicates were produced by the Company. Lab duplicates were produced at ALS Laboratory at a ratio of 1 each 30.

The authors of the Technical Report are generally of the opinion that the sample preparation, analysis, QA/QC, and security protocols for the Iron Creek Project follow generally accepted industry standards and that the data is valid.

Data verification and the site visit demonstrated that the databases for the Iron Creek deposit is considered valid and of sufficient quality to be used for the mineral resource estimates.

Mineral Processing and Metallurgical Testing

Metallurgical test work dates to the early 1970s when studies were done by Hanna and its subsidiary Coastal. Noranda also undertook some metallurgical testing. Work done by Hanna/Coastal showed that the coarse-grained sulphides were well liberated and could be floated as a bulk concentrate. A copper concentrate was then produced with excellent recovery. This concentrate contained about 0.5oz Ag/ton and 0.2% As. The cobalt was rejected with the pyrite in the tailings. Concurrent mineralogical examination showed that the bulk of the copper was present as chalcopyrite. Little discrete cobalt mineralization was detected, indicating that most cobalt was contained within the pyrite structure as cobaltian pyrite. The cobalt content ranged from 2.0 to 4.0%. Additional pyrite, probably from a different depositional event, was found that was completely devoid of cobalt. These observations strongly suggest that the maximum cobalt content in the concentrate will be limited by the solubility of the cobalt in the pyrite structure.

McClelland Laboratories Inc. (“McClelland”) in Sparks, Nevada, was commissioned by the Company to undertake metallurgical testing commencing in 2018. McClelland received samples of drill core from four holes drilled in 2017, but the cobalt and copper contents were low, and the core was not tested. The Company then extracted two bulk samples from Adit-1and one from Adit-2, which were received by McClelland in May of 2018. At McClelland the sample identification of ICA1-SE, ICA1-SW and ICA2 were checked against the Company’s sample manifest. Then each sample was weighed, photographed, and given a unique laboratory number so that the sample chain of custody could be maintained until the material was either returned to the Company or disposed. If two or more samples are to be combined to produce a composite for testing that composite will be given a new laboratory number for tracking purposes. Once the samples were logged in, they were placed in a freezer to prevent any possibility of sulphide oxidation during storage.

In 2021, a sample of drill cores identified as 4657-Comp was sent to a metallurgical laboratory perform some flotation test work. One of the goals of the test was to verify if a cobalt concentrate with a higher grade could be obtained.

The Company is unaware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction. The resource estimate assumes that material would be transported to an undefined off-site processing facility which has not been scoped at this time. . Thresholds for deleterious elements would be dependent on the type of processing facility constructed and therefore has not been evaluated at this time.

Mineral Resource and Mineral Reserve Estimates

The updated mineral resource for the Iron Creek Project (the “2023 MRE”) was prepared by QPs Martin Perron, P.Eng. and Marc R. Beauvais, P.Eng. of InnovExplo, using all available information. The mineral resources herein are not mineral reserves as they do not have demonstrated economic viability. The result of this study is individual mineral resource estimates for the Iron Creek Project. The effective date of the 2023 MRE is January 27, 2023.

The mineral resource area of the Iron Creek Project covers an area of a 1,652 m strike length and a 780 m width, and extends to a height of 852 m. The DDH database contains 86 surface (26,304.8m) and 31 underground DDHs (5,670.8m). The database contains 23,308 sampled intervals taken from 29,481m of drilled core. All the sampled intervals were assayed for copper and cobalt. The database also includes lithological, alteration as well as structural descriptions and measurements taken from drill core logs.

The geological model was built using the DDH database as the primary source of information (lithological units, alteration, and mineralization) as well as surface data from outcrops, including surface structural measurements. The model was also based on the regional geology maps, and data from the Idaho Geological Survey. The model consists of a Lower Quarzite overlain by a Central Siltite unit. An Upper Quartzite resides on top of the Central Siltite. The Eocene Challis volcanics uncomfortably covers the Upper Quartzite. The Central Siltite unit was then better define into Quartzite-enriched unit surrounded by Siltite-enriched rocks. The mineralization can be found in either the Quartzite or Siltite rocks.

The mineralization and structural models were built using the DDH database as the primary source of information (assays, lithological units, alteration, and mineralization). The structural model consists of nine modelled volumes representing shear zones called Shear 1 to Shear 9. These shear zones also coincide with mafic dykes that seem to have an unknown relationship to one another. The mineralization model consists of a single mineralized domain that was designed without a minimum thickness (true thickness of the mineralization zone) and is, therefore, not diluted. This modeling was preferred to better reflect the stratabound and structurally controlled mineralization occurrences. The mineralized zone was modelled on the extents of logged intervals and snapped to assays irrespective of grades. A cut off grade of 0.015% Co or 0.5% Cu was assigned to the interpretation. This mineralization zone is used as the interpolation domain.

The 2023 MRE can be classified as Indicated and Inferred mineral resources based on geology, grade continuity, data density, search ellipse criteria, drill hole spacing and interpolation parameters. The requirement of reasonable prospects for eventual economic extraction has been met by having a minimum width for the modelling of the mineralization zones and a cut-off grade, using reasonable inputs, for potential open pit and underground extraction scenarios, and constraints consisting of a surface shape for the open-pit scenario and mineable shapes for the underground scenario.

The QPs consider the 2023 MRE reliable and based on quality data and geological knowledge. The estimate follows CIM Definition Standards and CIM MRMR Best Practice Guidelines.

Recommendations

Based on the results of the 2023 MRE, the authors of the Technical Report recommend that the Iron Creek Project move to an advanced exploration phase and toward an initial economic study. A two-phase work program is recommended, where Phase 2 is conditional upon the positive conclusions of Phase 1.

In Phase 1, the authors of the Technical Report recommend completing exploration work on the Iron Creek Project, update the 2023 MRE and use the results of this updated MRE and internal studies as a basis for a Preliminary Economic Assessment (“PEA”):

●	drill 2 water wells on the Iron Creek Project to provide a secure groundwater source and establish water right for the Iron Creek Project,
●	infill drilling in the eastern extension to potentially convert inferred mineral resources to the indicated category,
●	exploration drilling of zones at depth and laterally to explore the true depth potential of high-grade zones using 100m step-outs downdip, and follow-ups on isolated intersections,
●	exploration of the Ruby targets in order to increase the Mineral Resources Estimate on the Iron Creek Project,
●	evaluate additional showings within the Iron Creek Project, including the CAS occurrence with IP surveys and follow up drilling if warranted,
●	update and complete the metallurgical and internal mining engineering studies, and
●	initiate environmental and hydrogeological characterization testing.

In support to the PEA study, complete an updated NI 43-101 Technical Report.

In Phase 2, the authors of the Technical Report recommend to:

●	Define and complete a PFS study in accordance with the PEA results and recommendations.
●	In support to PFS study, complete an updated NI 43-101 Technical Report.

The authors are of the opinion that the recommended work programs and proposed expenditures are appropriate and well thought out. The authors believe that the proposed budget reasonably reflects the type and amount of the contemplated activities.

The budget for the proposed program is presented below. Expenditures for Phase 1 are estimated at CAD$8.41 million (incl. 15% for contingencies). Expenditures for Phase 2 are estimated at CAD$1.15 million (incl. 15% for contingencies). The grand total is CAD$9.56 million (incl. 15% for contingencies). Phase 2 is contingent upon the success of Phase 1.

Cost
PHASE 1 – Activity	(CAD$)[3]
Infill drilling: to potentially convert inferred mineral resources to the indicated category (5,000m at 300 CAD$/m)	1,500,000
Exploration drilling: expansion of known zones and follow-ups on isolated intersections (15,000m at 300 CAD$/m)	4,500,000
Exploration drilling at CAS: (1,000m at 300 CAD$/m)	300,000
IP surveys at Ruby and CAS: 20 kilometers at 13,000 CAD$/km	260,000
Metallurgical and internal mining engineering studies.	250,000
Complete a PEA and an updated NI 43-101 Technical Report	500,000
Contingencies (15%)	1,100,000
Total (Phase 1)	8,410,000
PHASE 2 – Activity	Cost
(CAD$)
Complete a PFS and an updated NI 43-101 Technical Report	1,000,000
Contingencies (15%)	150,000
Total (Phase 2)	1,150,000
Total (Phase 1 and Phase 2)	9,560,000

3 Figures displayed in dollars ($), not thousands of dollars.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the cobalt exploration and development industry.

This section describes risk factors identified as being potentially significant to the Company and its material properties, the Refinery and the Iron Creek Project. Additional risk factors may be included in technical reports or other documents previously disclosed by the Company. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company’s securities, existing business activities, financial condition, results of operations, plans and prospects.

Risks Related to the Company’s Financial Position and the Need for Additional Capital

The Company a history of operating losses, which may continue for the foreseeable future and the Company’s auditors have indicated that there is a substantial doubt about the Company’s ability to continue as a going concern.

The Company has suffered recurring losses from operations, has a net working capital deficiency and will require additional financing to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock before the Refinery enters its operating phase and remain in compliance with minimum liquidity covenant under the 2028 Notes. There can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

The Company has not generated any revenue to date, has negative cash flow, and may never be profitable.

The Company is a pre-operations stage company with respect to the Refinery and an exploration stage company with respect to its mineral properties, and as a result has not to date generated cash flow from operations. The Company is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

The Company will require substantial additional funding, which may not be available to it on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease the Company’s programs or operations.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources.

Until the Company can generate a sufficient amount of revenue to finance the Company’s cash requirements, which it may never do, the Company expects to finance future cash needs primarily through a combination of public and private equity offerings. If sufficient funds on acceptable terms are not available when needed, or at all, the Company could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of the Company’s programs or the Company’s business operation.

The Company is actively pursuing various alternatives including government grants, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. The Company will require working capital to meet minimum liquidity requirements under the 2023 Note Offering. The Company will require additional financing to advance the Refinery, which is key to the Company’s long-term plans and financial success.

However, there can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Failure to obtain sufficient financing when needed could result in the

Company being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.

The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. Once construction is completed, repayment of the interest-free Government loan will begin in 19 equal installments starting on June 30, 2026. Upon the issuance of the 2028 Notes and retirement of the 2026 Notes in February 2023, the Company is subject to a minimum cash balance requirement of US$2,000.

Although the Company has historically been successful in obtaining financing, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

The Company’s ability to obtain financing and raise capital may be impacted by the Company’s operational results and general industry and macroeconomic trends beyond the Company’s control.

Historically, the Company’s capital requirements have been primarily funded through the sale of Common Shares and the issuance of the notes. Factors that could affect the availability of financing include the progress and results of refurbishment of the Refinery, levels of debts and security over the Company’s assets, customer arrangements, ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the transition to EVs and the global cobalt markets generally. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

The Company may be unable to meet its debt service obligations.

The Company has debt service obligations arising from its convertible notes, which include ongoing coupon payments and payment of principal at maturity. In the event the refinery construction is not completed as planned or sufficient cash flow from refinery operations is note generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders. There can be no assurance that refinery cash flows will be sufficient to meet future debt service obligations.

Raising additional capital may cause dilution to shareholders, restrict the Company’s operations or require it to relinquish substantial rights.

To the extent that the Company raises additional capital through the sale of equity or debt securities, including notes, its capital structure will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. The Company cannot assure you that it will be able to obtain additional funding if and when necessary. If the Company is unable to obtain adequate financing on a timely basis, it could be required to delay, scale back or eliminate one or more of its programs or grant rights to develop and market product candidates that the Company would otherwise prefer to develop and market ourselves.

Commodity prices may not support corporate profit or operations.

The prices of commodities vary on a daily basis and is intensely competitive. Even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The price of cobalt materials may also be reduced by the discovery of new cobalt deposits, which could not only increase the overall supply of cobalt (causing downward pressure on its price), but could draw new firms into the cobalt industry which would compete with the Company. As the Company’s refinery business plan involves both buying cobalt products and selling cobalt products, its ultimate economics will be significantly impacted by market commodity prices.

Additionally, factors beyond the control of the Company may affect the marketability of any minerals discovered. The prices of natural resources are volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition or require the Company to cease operations altogether.

Cost estimates and predictions may prove inaccurate.

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including royalties, the price of cobalt and by-product metals and the cost of inputs used in exploration activities.

The Company’s actual costs may vary from estimates for a variety of reasons, including labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Risks Relating to the Company’s Operations

The Cobalt Supply Agreement is not a definitive agreement, and there is no guarantee the agreement will result in cobalt sales.

The Cobalt Supply Agreement is an agreement with respect to key commercial terms on which the parties intend to enter into a definitive supply agreement, not a definitive agreement with respect to the provision of cobalt to LG for cash. Until a definitive agreement exists, there is no enforceable or binding obligation on either party to purchase or deliver cobalt. Entering into a definitive agreement is subject to a number of conditions and factors, not all of which are in the Company’s control. If a definitive agreement is not entered into with respect to cobalt supply with LG on the terms described in the Cobalt Supply Agreement, or on terms different than those expressed therein, the Company will need to seek out additional customers for the purchase of cobalt sourced from the Refinery, and there may be other negative effects on the Company and on the value of Common Shares.

The Company’s ability to bring the Refinery online and the success of the Refinery is uncertain.

The Company’s strategic priority is the advancement of the Refinery, with significant metallurgical test work planned and a pilot plant work at third party facilities anticipated. There is no assurance that the outcomes of this test work and the results of the pilot plant work will be positive and that the Refinery will have the capabilities to produce specific end products. Furthermore, no assurance can be given that operating the Refinery will be economically viable. The Company will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.

The success of the Company’s Refinery and long-term operations depends on the demand for Cobalt, which in turn is expected to be largely driven by consumer demand for electric vehicles and other applications in the transition from fossil-fuel based energy sources.

If the market for electric vehicles or other electronic consumer products that rely on cobalt does not develop as the Company expects, or develops more slowly than expected, or if current demand declines, the Company’s business prospects and economic outlook may be harmed. Additionally, demand for electric vehicles is driven by many factors outside of the company’s controls, including consumer sentiment and perceptions of the quality and value of electric vehicles compared to gasoline vehicles, competition among electric vehicle manufacturers and among other vehicle types, government regulations and economic incentives, and volatility in the cost of oil, gasoline, and industry.

The Company may not be able to insure itself against all operational risks.

The Company will be subject to a number of operational risks and may not be adequately insured for certain risks, including: environmental contamination, liabilities arising from historic operations, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the property of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action. These factors could all have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. Additionally, the Company may be subject to liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. This lack of environmental liability insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Additionally, the payment of any other liabilities for which the company is not insured, or underinsured, would reduce the funds available to the Company. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company may be subject to the risks associated with future acquisitions.

As part of its business strategy, the Company has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure you that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of the Company’s management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

The Company’s operations depend on its ability to access various consumables, and shortages or increases in such the prices of such could negatively impact the Company’s results of operations.

The Company’s planned exploration, development and operating activities, including the profitability thereof, will continue to be affected by the availability and costs of consumables used in connection with the Company’s activities. Of significance, this may include concrete, steel, copper, piping, diesel fuel and electricity and water. Other inputs such as labour, consultant fees and equipment components are also subject to availability and cost volatility. If inputs are unavailable at reasonable costs, this may delay or indefinitely postpone planned activities. Furthermore, many of the consumables and specialized equipment used in exploration, development and operating activities are subject to significant volatility. Market prices of input consumables and commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. There is no assurance that consumables will be available at all or at reasonable costs.

The Company’s titles to its properties may be contested or subject to the rights of various community stakeholders, including First Nations.

The Company has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights in relation to lands covering the projects are in good standing. Nevertheless, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties.

Although the Company is not aware of any existing title uncertainties with respect to lands covering material portions of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects.

Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in any jurisdictions in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

The Company faces reputational risks within the communities in which it operates.

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or the Company’s exploration or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Conflicts of interest may exist among the Company’s and its directors and officers.

The Company’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may, or may also wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation.

The Company depends on key personnel, the loss of whom could negatively affect the Company’s results and operations.

The senior officers of the Company are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors, but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited, and competition for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, engineering, geological and other personnel. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The Company is particularly at risk at this state of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences.

The Company’s properties may be subject to commitments that the Company may be unable to satisfy.

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

The Company’s operations could be negatively affected by global instability, negative macroeconomic trends, and other events outside of the Company’s control including health epidemics, wars, or natural disasters.

The past few years have been marked by political and economic instability brought about by a variety of factors, including the COVID-19 global pandemic, the Russian invasion of Ukraine, and the war in the Gaza Strip, banking failures, U.S. political instability, and natural disasters, among other factors. These factors have contributed to global supply chain volatility, unpredictable demands for consumer goods, rising inflation and interest rates, and general economic volatility, including volatility in stock markets. While the COVID-19 pandemic has subsided, the possibility that additional variants could revive containment measures or that future health pandemics or epidemics could arise remains. Such uncertainty and volatility has or could impact various other factors outside of the company’s control including, but not limited to currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, sanctions, embargoes, expanded political conflict and violence, travel bans, stay-at-home orders, all of which have tickle-down impacts down effect on supply chains, commodity pricing and availability, the costs of capital and financing, and equipment and construction costs, all of which could impact the Company’s ability to both conduct its operations and access capital.

Inflationary pressures and rising interest rates could negatively affect the Company’s financial condition and results of operations.

Following the COVID-19 pandemic, the ongoing wars in the Ukraine and Gaza and other events, the global economy has faced significant instability marked by increased inflation, rising interest rates and supply chain volatility. Global economic conditions could further deteriorate, and the economy may contract and enter into a recession. Additionally, future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment charges. Further, in such an event, the Company’s operations and financial condition could be adversely impacted.

General inflationary pressures may affect labour and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

The Company faces risks related to its information technology systems and potential cyberattacks and security and privacy breaches.

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security. As a result, the Company may become subject to more extensive requirements to protect the customer information that it processes in connection with the purchase of its products, resulting in increased compliance costs.

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. If a denial-of-service attack or other cyber event were to affect the Company’s e-commerce sites or other information technology systems, its business could be disrupted, it may lose sales or valuable data, and its reputation may be adversely affected. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company is subject to risks relating to a changing climate.

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees, contractors and/or local communities.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and mining activities may be inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on the Company’s financial condition or results of operations.

Risks Relating to Industry in which the Company Operates

The Company may be unable to exploit, expand, and replace its mineral reserves and mineral resources.

The Company’s mineral reserves and resources are by their nature, limited. Unless other mineral reserves or resources are discovered or acquired, The Company’s sources of future production for cobalt or other minerals will decrease over time if its current mineral reserves and mineral resources are exploited or otherwise depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

The Company’s ability to convert its mineral resources into mineral reserves is uncertain.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to mineral resources, there can be no assurances that mineral resources will be upgraded to mineral reserves as a result of continued exploration or during operations.

There can be no assurances that any of the mineral resources stated in this AIF or published technical reports of the Company will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in cobalt prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated mineral resources and reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or reserves could have a material adverse effect on the Company.

The exploration and development of mineral resources is speculative and there is no guarantee that the Company will be successful in developing its resources.

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Company’s mineral properties. There is no certainty that the expenditures to be made by the Company in the exploration of its mineral properties otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The mining business is subject to cyclical volatility.

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles. At the present time, the significant demand for cobalt and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As the Company’s mining and exploration business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

The Company’s industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on the Company’s operations.

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection, and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of properties such as the Iron Creek Project, the Refinery or the Cobalt Camp, or any other properties in which the Company has an interest. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular year or in its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company, including delays and cost increases in the advancement of the Iron Creek Project, the Refinery and the Cobalt Camp.

The Company may be unable to obtain the necessary permits to develop its properties or conduct its operations.

The Company’s operations, Refinery and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining, complying with, and renewing required permits or obtaining additional permits.

The Company may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

Without adequate infrastructure, the Company may be unable to pursue development opportunities or carry on its operations.

Mining, processing, development, and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition, and results of operations.

The Company operates in a competitive market.

The Company faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience, and technical capabilities than the Company. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. In addition, the Company faces competition sourcing mine production for the Refinery. The Company’s plans for the Refinery, in part, include diverting African mine production from China to North America. Most cobalt is currently mined in the DRC and shipped to China for refining. The Company faces significant competition in diverting mine production, particularly ethically sourced mine production, to the Refinery and as a result, may be unable to identify, maintain or acquire mine production for the Refinery on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations, and financial condition could be materially adversely affected.

Given the highly competitive nature of the international resources industries, the value of any future reserves discovered and developed by the Company may be limited by competition from other world resource mining companies, or from excess inventories. Existing international trade agreements and policies and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of and demand for minerals, including cobalt, around the world.

Decommissioning and Reclamation costs could be substantial.

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances.

The Company’s operations are subject to numerous environmental risks and related regulations.

All phases of mineral exploration and development businesses, including with respect to the Refinery, present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. The legislation also requires that facility sites be operated, maintained, abandoned, and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. Based on risk assessments conducted by the Company, climate change is not an immediate material risk faced by the Company. However, no assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production, or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

The Company is subject to regulations concerning its supply chain and mineral sources

Upon commencement of operations at the Refinery, the Company expects to source a material portion of feedstock for the Refinery from Glencore, IXM and CMOC. The Company reasonably expects Glencore, IXM and CMOC to source a majority, if not all, of the cobalt for such feedstock from their mineral projects located in the DRC. On the Transparency International Corruption Perceptions Index, the DRC is ranked among the most highly corrupt countries in the world. Companies with operations or connections to the DRC have in the past and may in the future come under increased scrutiny from Canadian regulatory authorities with respect to the potential presence of forced labor in supply chains. While the Company does not currently, and do not expect to, have direct operations in the DRC, Canadian law nonetheless imposes due diligence obligations on an importer, which obligations include but are not limited to ensuring that imported goods are not produced in whole or in part through the use of forced labor. The consequences of the importation of goods that are produced with, or that contain any inputs that are produced with, forced labor include detention, seizure, forced destruction or re-exportation and/or forfeiture of the goods, administrative penalties, monetary penalties or criminal charges for the importer or its officers, directors or agents. The Company has taken reasonable steps to satisfy itself with respect to the origins of the Company’s feedstock in connection with the foregoing due diligence obligations, however any deemed failure by the Company to be deemed to have satisfied the onus of such due diligence obligations could have a material adverse effect on the Company and its operations. In addition, there have been recent unsuccessful attempts by legislators in Canada to pass legislation imposing greater obligations on companies to perform proactive supply chain due diligence in connection with forced labor. While the legislative efforts to this point have been unsuccessful, there can be no assurance that future efforts will continue to be unsuccessful. The passage of any such legislation could impose additional or enhanced due diligence obligations on the Company in connection with Electra’s supply chain, as well as enhanced penalties or enforcement measures, this may increase the time, effort and expense of conducting such due diligence investigations and in the event of any enforcement, result in a material adverse effect on the Company and its operations.

The Company’s construction projects are subject to time and cost overruns.

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget, and actual time and costs may vary significantly from estimates for a variety of reasons, both within and beyond the control of the Company. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Failure to achieve time estimates and increases in costs may adversely affect the Company’s ability to continue exploration, develop the Iron Creek Project, the Refinery and the Cobalt Camp, and ultimately generate sufficient cash flows. There is no assurance that the Company’s estimates of time and costs will be achievable.

Risks Related to an Investment in the Common Shares

The market price of the Common Shares is volatile.

Capital and securities markets have a high level of price and volume volatility, and the market price of the Company’s securities have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of the Company at any given time may not accurately reflect the long-term value of the Company.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

The Company has not and does not plan to pay dividends in the future. As a result, any return on investment may be limited to the value of the Common Shares.

The Company has never paid cash dividends on the Common Shares, and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered.

As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Common Shares for the foreseeable future. There can be no assurance regarding the amount of income to be generated by the Company and there can be no guarantee that an investment in the Common Shares will earn any positive return in the short term, long term, or at all. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and for macroeconomic and other factors that are outside the Company’s control. That deterioration may be significant. An investment in the common shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Common Shares, negatively impact the price of the Common Shares and negatively impact its ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq Capital Market, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Common Shares. Such a delisting would likely have a negative effect on the price of the Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

On September 21, 2023, the Company received a letter from the Nasdaq Stock Market, LLC indicating that, for the last 30 consecutive business days, the bid price for the Common Shares had closed below the minimum $1.00 per share required for continued inclusion on the Nasdaq Capital Market under the Nasdaq Listing Rules. The notice had no effect on the listing or trading of the Common Shares. On March 20, 2024, the Company received an additional 180-days notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement.

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar day period following the date of the notice (being September 16, 2024), the closing bid price of the Common Shares is at or above $1.00 for a minimum of 10 consecutive business days, the Company would regain compliance with the Minimum Bid Price Requirement and the Common Shares would continue to be eligible for listing on the Nasdaq Capital Market, absent non-compliance with any other requirement for continued listing.

The Company intends to monitor the closing bid price of the Common Shares and consider its available options if the closing bid price of the Common Shares remains below $1.00 per share, including effecting a reverse stock split. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement during the 180-day compliance period with respect to the Minimum Bid Price Requirement, maintain compliance with the other listing requirements, or maintain the listing of the Common Shares on Nasdaq.

Future sales or issuances of equity securities or the conversion of the Company’s securities into Common Shares could decrease the value of the Common Shares, dilute investors’ voting power, and reduce earnings per share.

Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. Moreover, additional

Common Shares may be issued by the Company on the exercise of options under the Company’s stock option plan and other equity compensation plans, and upon the exercise of outstanding warrants. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

There may be difficulty in enforcing judgments and effecting service of process on the Company and its directors and officers that are not citizens of the United States.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the CBCA, that some of the Company’s officers and directors are not residents of the United States, and that all, or a substantial portion, of their assets and certain of the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is treated as a passive foreign investment company, United States shareholders may be subject to adverse U.S. federal income tax consequences.

A foreign corporation is classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. The Company believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Company expects that it may cease being classified as a PFIC once it begins to generate cash flow from operations. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that depends on, among other things, the composition of the Company’s income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable year during which a U.S. holder holds the Common Shares, the U.S. holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of such Common Shares, or upon the receipt of distributions in respect of such Common Shares, unless certain elections are made. An investor is strongly urged to consult its own tax advisors regarding the application of these rules, along with the availability and advisability of any elections, to such investor’s particular circumstances.

As a Foreign Private Issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders. Foreign Private Issuer Rules.

The Company is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain its current status as a foreign private issuer, 50% or more of the Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status, which require that the majority of both the Company’s directors and executive officers are not U.S. citizens or residents, a majority of the Company’s assets are located outside the United States, and that Electra’s business be principally administered outside the United States. The Company may in the future lose its foreign private issuer status if most of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company has historically incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Company is subject to risks related to foreign exchange rates.

The Company reports its consolidated financial statements in Canadian dollars; however, the Company has operations in the United States. Consequently, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the U.S. dollar. Exploration and development activities in the U.S. are held in the Company’s U.S. subsidiaries and are primarily incurred in U.S. dollars. and translated into Canadian dollars within the consolidated financial statements. Given the time between initial recognition and settlement of payments, as such, the Company can be exposed to significant fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. In addition, a significant change in the exchange rate between the U.S. dollar and Canadian dollar can impact the Company’s available liquidity to perform exploration and development activities. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company’s strategy toward its foreign exchange rate risk, depending on market conditions.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, for any of the three most recently completed financial years or its current financial year, declared or paid any dividends on its Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, the Company anticipates that it will not pay dividends but will retain future earnings and other cash resources for the operation and development of the Company’s business. The payment of dividends in the future will depend on the Company’s earnings, if any, the Company’s financial condition and such other factors as the Company’s directors consider appropriate.

CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this AIF, 57,198,467 Common Shares were issued and outstanding. In addition, as of the date of this AIF, there were 3,765,711 Common Shares issuable on the exercise of incentive stock options, 599,331 Common Shares issuable on the exercise of deferred share units, 298,152 Common Shares issuable on the exercise of restricted share units, and 33,724,658 Common Shares issuable on the exercise of Common Share purchase warrants.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the TSXV and Nasdaq under the trading symbol “ELBM”. The following table sets forth the high and low prices and total monthly volume of the Common Shares as traded on the TSXV for the periods indicated. All share prices are shown in Canadian dollars.

Period	High	Low	Total Volume
January 2023	$3.68	$2.26	697,000
February 2023	$3.15	$2.84	403,900
March 2023	$2.91	$2.36	939,100
April 2023	$3.09	$2.47	465,800
May 2023	$2.60	$1.11	1,746,700
June 2023	$1.84	$1.27	570,000
July 2023	$3.47	$1.16	4,489,600
August 2023	$2.39	$0.88	10,838,400
September 2023	$1.05	$0.77	1,083,200
October 2023	$0.86	$0.59	1,453,700
November 2023	$0.78	$0.62	998,300
December 2023	$0.67	$0.41	2,184,800

Prior Sales

The Company issued the following securities which are outstanding but not listed or quoted on a marketplace during the most recently completed financial year:

Date	Class of Security	Amount Issued	Issue Price
December 29, 2023	Restricted Stock Units	92,083	$0.50
November 20, 2023	Deferred Stock Units	77,205	$0.68
August 21, 2023	Options	50,000	$1.04
August 21, 2023	Restricted Stock Units	94,378	$0.98
August 21, 2023	Deferred Stock Units	23,437	$0.98
August 11, 2023	Warrants(1)	20,445,454	$1.71
March 10, 2023	Options	366,319	$2.40
March 10, 2023	Restricted Stock Units	313,411	$2.40
March 10, 2023	Deferred Stock Units	317,535	$2.40
February 13, 2023	Warrants(2)	10,796,054	US$2.48

Notes:

(1)	Issued pursuant to the August 2023 Financing.
(2)	Issued pursuant to the February 2023 Financing. Repriced to C$1.00 effective January 15, 2024.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON
TRANSFER

As of the date of this AIF, there are no securities held in escrow or subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

Name, Province or State, Country of Residence and Offices Held

The following table sets forth the name of each of the Company’s directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company. Each director’s term will expire immediately prior to the following annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
Trent Mell(4) Toronto, Ontario, Canada	President, Chief Executive Officer and Director	Current President & CEO of the Company	March 14, 2017
John Pollesel(1)(2)(3)(4) Sudbury, Ontario, Canada	Director	Current CEO of Boreal Agrominerals Inc., an agromineral fertilizer company	May 17, 2017
C.L. “Butch” Otter(1)(2)(3) Star, Idaho, USA	Director	Retired Governor of Idaho	February 21, 2019
Susan Uthayakumar(1)(2) Miami, Florida, USA	Director	Current Chief Energy and Sustainability Officer at Prologis Inc.; former President Sustainability Business Division of Schneider Electric	October 1, 2019
David Allen Oakville, Ontario, Canada	Chief Financial Officer

Current Chief Financial officer; Advisor with Hive Advisory Inc., former CFO of TAAL Distributed Information Technologies Inc. from December 2020 to December 2023, Self-employed July 2019 to November 2020, former VP, Finance at Canada Goose Holdings Inc. prior to July 2019.

N/A
Michael Insulan Luxembourg	Vice President, Commercial	Current Vice President, Commercial of the Company; former Senior Market Analyst at Eurasian Resources Group	N/A
Mark Trevisiol Sudbury, Ontario, Canada	Vice President, Project Development	Current Vice President, Project Development of the Company; former Site Manager of Northern Sun Mining	N/A
George Puvvada Marham, Ontario, Canada	Vice-President, Metallurgy and Technology	Current Vice President, Technology of the Company and former Technical Manager since 2020, previously employed with Northern Sun Mining	N/A
Heather Smiles Oakville, Ontario, Canada	Vice-President, Investor Relations and Corporate Development	Current Vice President, Investor Relations and Corporate Development formerly employed by Baffinland Iron Mines	N/A

Notes:

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Governance and Nominating Committee
(4)	Member of the Technical and Sustainability Committee.

Shareholdings of Directors and Officers

As the date of this AIF, the Company’s directors and executive officers beneficially own, control or direct, directly or indirectly, 660,983 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers, nor, to the Company’s knowledge, any shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company’s directors or executive officers, nor, to the Company’s knowledge, any shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Unless otherwise noted in this AIF, to the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest between the Company or its subsidiaries and any of the Company’s directors or officers or a director or officer of the Company’s subsidiaries. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies, with businesses that may conflict with the Company’s business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the CBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the CBCA and the Company’s Articles:

●	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.
●	A director who holds a disclosable interest (as that term is used in the CBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering will not take part in any Board of Directors discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

Management

Trent Mell, President, Chief Executive Officer & Director –Trent Mell, Founder & CEO of Electra Battery Materials, leads Electra’s mission to create a fully integrated, localized, and environmentally sustainable battery materials supply chain in North America. With 25 years of international business experience, Trent has orchestrated 100+ transactions, from multimillion-dollar to over $10 billion, securing over $2 billion in capital. As a natural resources executive, he has extensive experience in capital markets, project development, operations and mineral processing with various companies, including Barrick Gold, Sherritt International, and North American Palladium. Trent is also a Board member for the Toronto French School and previously served on the Boards of Toronto Hydro-Electric System Limited and Boost Child & Youth Advocacy Centre. Trent holds an EMBA from the Kellogg School of Management and Schulich School of Business, a LL.M from Osgoode Hall as well as a B.A., B.C.L. and LL.B. from McGill University.

David Allen, Chief Financial Officer – David Allen is a senior finance executive and business leader with over 30 years of experience, Mr. Allen has worked in the manufacturing, natural resources, shipping, real estate and financial services industries. He has extensive experience in CFO and senior finance roles with complex international companies and Fortune 250 Canadian companies, including TAAL, Canada Goose, Anaergia Inc. and Algoma Central Corporation. Over his career, Mr. Allen has demonstrated a strong ability to formulate and drive organizational strategies in a fast-paced and dynamic environment. As Chief Financial Officer, David will manage all aspects of financial management at Electra, including the completion of the financing package for construction of North America’s first cobalt sulfate facility. David is an accredited Chartered Professional Accountant and Chartered Accountant in the province of Ontario.

Michael Insulan, Vice President, Commercial – Michael Insulan has nearly 20 years of experience across oil and gas, bulk commodities, base and minor metals. He has worked for Royal Dutch Shell, CRU, and Eurasian Resources Group. Prior to Electra, Michael was primarily focused on the cobalt market where he has built a reputation as an industry expert. As Vice President, Commercial, Michael has overall responsibility for marketing of the Company’s refined cobalt sulfate production to electric vehicle (EV) manufacturers and battery cell makers. He will also be responsible for marketing recycled cobalt, nickel, lithium and other battery materials produced by Electra Battery Materials’ Canadian refinery under a proposed expansion to refine black mass recovered from end-of-life lithium-ion batteries. Michael holds a PhD in Economics, focused on the extractive industries.

Mark Trevisiol, Vice President, Project Development – Mr. Trevisiol is a professional engineer with 30 years of experience in mineral processing, mining, capital projects and executive management. Mr. Trevisiol spent over 20 years with Glencore predecessor companies Falconbridge Ltd. and Xstrata Nickel, where he was General Manager of Business Development and Strategy, General Manager of the Sudbury Smelter Business Unit, Manager of Smelter Operations and Superintendent of the Kidd Creek Zinc Plant. More recently, Mark held a number of executive leadership and board positions, including CEO positions at Crowflight Minerals and Silver Bear Resources. During his career, Mr. Trevisiol has had responsibility in mining and mineral processing for teams of up to 300 people, with responsibility for operations, safety & environment, custom feed, engineering, maintenance and technology. He has a demonstrated track record of increasing plant efficiency and margins, notably in treating third party feeds. With Falconbridge Ltd., Mr. Trevisiol championed a new recycling facility primarily designed to handle spent cobalt-based lithium batteries. He has worked across several commodities, including nickel, cobalt, zinc, copper, lithium, gold, and silver. Mr. Trevisiol holds an Engineering degree from the University of Waterloo.

George Puvvada, Vice President, Metallurgy and Technology – Dr. Puvvada is a highly qualified metallurgist with over 25 years of industrial metallurgical experience. Over his career, Dr. Puvvada built a reputation developing flowsheets for difficult ores and delivered projects for some of the world’s largest mining companies, including Vale, Xstrata and Barrick Gold. As Electra Battery Materials Vice President, Metallurgy and Technology, Dr. Puvvada will be a key member of the senior leadership team tasked with executing on Electra refinery expansion and commissioning strategy and qualifying the Company’s cobalt sulfate product for inclusion in Western automaker electric vehicle batteries. Prior to joining Electra, Dr. Puvvada was employed with Northern Sun Mining, overseeing all aspects of feed evaluation, metallurgical processing, lab supervision and project development. He previously spent several years as a metallurgist at the Peko Mine in Australia, testing, developing and piloting for the recovery of base and precious metals. Dr. Puvvada has also worked with some of the world’s leading metallurgical and engineering firms, including SNC Lavalin, Tetra Tech, Ortech and SGS. Dr. Puvvada holds a Bachelor’s Degree in Mineral Processing from Andhra University in India and a PhD in Extractive Metallurgy from the University of New South Wales in Australia.

Heather Smiles, Vice President, Investor Relations and Corporate Development – Ms. Smiles is a seasoned Investor Relations professional with nearly 15 years’ experience in investor relations, capital markets, strategic planning, and communications. Ms. Smiles has previously worked with global metals and mining companies including Electra, Baffinland Iron Mines, and Golden Star Resources. She has a proven track record working with boards, executive teams and operations, analyzing business situations to develop and implement practical investor and stakeholder programs and strategies. Ms. Smiles is responsible for building and maintaining a strategic investor relations program and contributing to the advancement of the Company’s vision of becoming the leading North American refinery for electric vehicle battery materials. Heather previously served as Director, Investor Relations for Electra until 2019.

Non-Executive Directors

John Pollesel, Chairman and Director – Mr. John Pollesel has over 30 years of experience in the mining industry and is currently Chief Executive Officer of Boreal Agrominerals Inc. Prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA.

C.L. “Butch” Otter, Director – Mr. Otter is an American businessman and politician. He held the longest serving consecutive terms as Governor of Idaho, a position he held from 2007 to 2019. Mr. Otter was also the longest serving Lieutenant Governor of Idaho with 14-year tenure from 1997 to 2001, before being elected to the U.S. Congress from 2001 to 2007. Butch spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International, during which he traveled to nearly 80 countries to promote the company. Mr. Otter also served in the military from 1968 to 1973. He was part of the Idaho Army National Guard’s 116th Armored Cavalry.

Susan Uthayakumar, Director – Ms. Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Susan Uthayakumar leads the Prologis’ customer-focused sustainability and energy solutions business as Chief Energy and Sustainability Officer. In this capacity, she is responsible for evaluating and scaling both existing and emerging energy solutions across the Prologis platform. She also partners with Prologis’ environmental stewardship, social responsibility and governance (ESG) team on strategy, progress, stakeholder engagement and related initiatives. Prior to joining Prologis, Susan was president of Schneider Electric’s Sustainability Business Division. During her 16-year tenure with the company, she was instrumental in transforming Schneider Electric to a digital power and automation technology company by driving sustainability, efficiency and resiliency. Before that, she was CEO of Schneider Canada. Uthayakumar recently was recognized as a 2021 Environment+Energy Leader 100 Honoree for successfully delivering climate mitigation action to enterprise customers. Previously, Susan led strategy and M&A projects globally with McCain Foods Limited, an international leader in the frozen food industry, and held various leadership positions with Deloitte, a global advisory firm.

PROMOTERS

During the fiscal years ended December 31, 2022 and 2023, no person or company has been a promoter of the Company or any subsidiary of the Company.

AUDIT COMMITTEE

Composition of the Audit Committee

The current members of the Audit Committee are Susan Uthayakumar (Chair), C.L. “Butch” Otter and John Pollesel. All the members of the Audit Committee are financially literate.

National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. All members of the Audit Committee are “independent” within the meaning of NI 52-110.

Relevant Education and Experience

The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Susan Uthayakumar (Committee Chair) – Ms. Uthayakumar has almost 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Prior to joining Prologis, Ms. Uthayakumar was with Schneider Electric for 16 years, a global leader in energy management and automation. Ms. Uthayakumar is a CA and CPA and holds an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

John Pollesel – Mr. Pollesel has over 30 years of experience in the mining industry and has held senior management roles with several publicly listed companies. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA.

C.L. “Butch” Otter, Director – Mr. Otter spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Company is relying upon the exemption in Section 6.1 of NI 52-110.

Pre-approval Policies and Procedures

See Schedule “A” – Audit Committee Mandate for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

	December 31,		December 31,
Fees in Canadian dollars[4]	2023		2022
Audit fees(1)		$656,186		$630,290
Audit-related fees(2)		$55,815	$	Nil
Tax fees(3)	$	Nil		$26,230
All other fees	$	Nil	$	Nil
Total		$712,001		$656,520

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	For the fiscal years ended December 31, 2022 and December 31, 2023, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Section 2.4 of NI 52-110.

4 Figures displayed in dollars ($), not thousands of dollars.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions material to us to which the Company are a party, or to which the Company has been a party since incorporation, or of which any property of the Company is or has been the subject matter of, since the beginning of the financial year ended December 31, 2023, and no such proceedings are known by us to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against us, and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since incorporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three-year period prior to the date of this AIF or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of the Company are MNP LLP, Chartered Professional Accountants, located in Toronto, Ontario. MNP was appointed as auditors of the Company effective September 18, 2023. MNP has advised the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company at its principal offices located in Toronto, Ontario.

MATERIAL CONTRACTS

There have been no materials contracts entered into by the Company within the most recently completed financial year or before the most recently completed financial year that are still in effect, other than contracts made in the ordinary course of business.

INTEREST OF EXPERTS

Experts who have prepared reports for Electra in the financial year ending December 31, 2023 include the following:

Martin Perron, P.Eng. Marc R. Beauvais, P. Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., have acted as “Qualified Persons” under NI 43-101 in connection with the Technical Report and have reviewed and approved the information related to the Iron Creek Project in this AIF.

All other scientific and technical information in this AIF has been reviewed and approved by Martin Perron, P. Eng., an independent consultant at InnovExplo Inc., who is a “Qualified Person” under NI 43-101.

None of the experts whom are named in this AIF as having prepared reports or having been responsible for reporting exploration results relating to the Company’s mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or of any of the Company’s associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report.

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.com and on the EDGAR section of the SEC website at www.sec.gov. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, was contained in the management proxy circular for the annual and special meeting of shareholders held on October 24, 2023. Additional financial information is provided in the audited financial statements and management discussion and analysis for the most recent year-end. The foregoing additional information is available on SEDAR+ at www.sedarplus.com under the Company’s profile.

SCHEDULE “A”

Audit Committee Charter

ELECTRA BATTERY MATERIALS CORPORATION

AUDIT COMMITTEE CHARTER

Adopted April 8, 2022

I.PURPOSE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) is to oversee the accounting and financial reporting processes of the Company and its subsidiaries and the audits of the financial statements of the Company, as well as related disclosure, internal controls, regulatory compliance and risk management functions.

II.COMPOSITION

The members of the Committee shall be appointed annually by the Board. The Chair shall be elected by the members of the Committee. The Committee shall consist of a minimum of three independent directors of the Company, and each member of the Committee shall be qualified to serve on the Committee pursuant to the requirements of the Nasdaq Stock Market (“Nasdaq”) and any additional requirements that the Board deems appropriate. In addition, at least one member of the Committee must be designated by the Board to be an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (the “SEC”).

Independence is defined by, and subject to the exemptions and other provisions set out in, applicable laws, rules and regulations, as well as the rules of relevant stock exchanges (the “Applicable Laws”).

III.QUALIFICATIONS & EXPERIENCE

Each member of the Committee must be financially literate, meaning that the director can read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Committee must be designated by the Board to be an “audit committee financial expert” as defined by the SEC and a “financial expert” within the meaning of Applicable Laws. The financial expert should have the following competencies:

●	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements.
●	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
●	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;
●	An understanding of internal controls and procedures for financial reporting; and
●	An understanding of audit committee functions.

IV.RISK OVERSIGHT

In addition to the specific responsibilities enumerated below, the Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent public accounting firm engaged for the purpose of preparing or issuing an auditor report for inclusion in the Company’s annual report or performing other audit, review or attest services for the Company (the “independent auditor”) regarding the adequacy of risk mitigation strategies.

V.COMMITTEE RESPONSIBILITIES

In addition to such other duties as may be delegated by the Board, the Committee shall:

●	Financial Statements: Review the Company’s interim and annual financial statements, MD&A and related press releases before the Company publicly discloses this information and recommend Board approval of such documents. The Committee shall also oversee procedures for the review of the Company’s public disclosure of financial information and shall periodically assess the adequacy of those procedures.
●	Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.
●	Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.
●	Auditor: Be directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor; ensure that the independent auditor reports directly to the Committee; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.
●	Auditor Performance and Independence Evaluation: Review the performance of the independent auditor, including the lead partner of the independent auditor. The Committee shall ensure its receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the Company, actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent auditor.
●	Non-audit Services: Review and, in its sole discretion, approve in advance the independent auditor’s annual engagement letter and all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.
●	Whistleblower: Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters and other potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).
●	Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.

●	Funding: Provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for the payment of:
●	compensation to the independent auditor;
●	compensation to any advisors employed by the Committee; and
●	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
●	Reporting: Report to the Board on a quarterly basis on the proceedings of Committee meetings.
●	Related Person Transactions: Oversee the Company’s related persons transactions policy and review proposed transactions or courses of dealings requiring approval or ratification under such policy.
●	Code of Conduct: Review the Company’s program to monitor compliance with the Code. The Committee shall also oversee the investigation of any alleged breach of the Code and the taking of appropriate corrective actions where a breach of the Code has occurred.
●	Miscellaneous: Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

VI.CHAIR RESPONSIBILITIES

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Audit Committee.

VII.RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Compensation, Governance, and Nominating Committee.

VIII.AUTHORITY

The Committee has authority to:

●	Appoint, compensate, and oversee the work of any registered public accounting firm retained by the Company.
●	Conduct or authorize investigations into or studies of matters within its scope of responsibility, including with respect to whistleblower submissions, and may retain, at the Company’s expense, independent legal, accounting or other advisors as it deems necessary to assist the Committee in carrying out its duties or to assist in the conduct of an investigation.
●	Meet with management, the independent auditor and other advisors, as necessary.
●	Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.
●	Call a meeting of the Board to consider any matter of concern to the Committee.

IX.MEETINGS

The Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Committee Chair shall not have a deciding or casting vote. An in-camera session of independent directors shall take place at least quarterly. The Committee should also meet separately on a periodic basis with (i) management, (ii) the director of the Company’s internal auditing department or other person responsible for the internal audit function, if applicable, and (iii) the Company’s independent auditor. The Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors.

Meeting minutes shall be recorded and maintained, as directed by the Chair of the Committee.

X.DELEGATION OF AUTHORITY

The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate; provided, however, that no subcommittee shall consist of fewer than two members, and provided further that the Committee shall not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole.

XI.LIMITATION ON COMMITTEE’S DUTIES

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external auditor, in accordance with its business judgment. Members of the Committee are not full-time employees of the Company and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Committee to (i) plan or conduct any audits; (ii) determine or certify that the Company’s financial statements are complete, accurate, fairly presented or in accordance with generally accepted accounting principles or applicable law; (iii) guarantee the external auditor’s reports; or (iv) provide any expert or special assurance as to the Company’s internal controls or management of risk. Members of the Committee are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided and representations made by management as to any audit or non-audit services provided by the external auditor.

Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the Applicable Laws. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

XII.EVALUATION OF COMMITTEE

The Committee shall, on an annual basis, review and evaluate its performance. In conducting this review, the Committee shall address such matters that the Committee considers relevant to its performance and evaluate whether this Charter appropriately addresses the matters that are or should be within its scope. The review and evaluation shall be conducted in such a manner as the Committee deems appropriate.

The Committee shall deliver to the Board a report, which may be oral, setting forth the results of its review and evaluation, including any recommended changes to this Charter and any recommended changes to the Company’s or the Board’s policies or procedures, as it deems necessary or appropriate.

APPENDIX A

ELECTRA BATTERY MATERIALS CORPORATION

POSITION DESCRIPTION FOR THE CHAIR OF THE AUDIT COMMITTEE

Adopted April 8, 2022

The board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) shall select one of the members of the Board who meets the criteria for independence established by National Instrument 52-110 – Audit Committees, adopted by the Canadian securities administrators and by applicable United States securities laws and exchange requirements, to be appointed as Chair (the “Chair”) of the Audit Committee (the “Audit Committee”) of the Board.

I.DUTIES AND RESPONSIBILITIES OF THE CHAIR

(a)	Providing leadership to enable the Audit Committee to effectively carry out its duties and responsibilities as described in the Charter of the Audit Committee, and as may otherwise be appropriate.
(b)	Chairing meetings of the Audit Committee and encouraging a free and open discussion at the meetings.
(c)	Assisting the Audit Committee and the individual members of the Audit Committee in understanding and discharging their respective duties and responsibilities.
(d)	Ensuring the Audit Committee meets as necessary or appropriate to fulfill its mandate.
(e)	Ensuring there is an effective relationship between the senior executives (including internal auditors of the Company, if any), the external auditors of the Company and the members of the Audit Committee.
(f)	Acting as liaison between the Audit Committee and each of the Company’s management and external auditor.
(g)	Establishing and overseeing procedures to govern the work of the Audit Committee and the discharge of the duties of the Audit Committee, including procedures relating to:
(i)	the development of the agendas for meetings of the Audit Committee in consultation, as appropriate, with the Chair or lead director of the Board, the Chief Executive Officer and Chief Financial Officer of the Company and other senior executives of the Company;
(ii)	the receipt of appropriate information from senior executives of the Company to enable the Audit Committee to effectively exercise its duties;
(iii)	access to senior executives of the Company as the Audit Committee may require from time to time;
(iv)	the tabling of items requiring the approval of the Audit Committee or the review and recommendation of Audit Committee for approval by the Board;
(v)	the proper flow of information to the Audit Committee, including the adequacy and timing of information and materials that may be required by the Audit Committee; and
(vi)	the retention of appropriately qualified and independent external auditors, and other external advisors as appropriate and support of their independent functions.
(h)	Discussing as necessary with the Chair of the Compensation, Governance, and Nominating Committee the skills, experience and talents required for the members of the Audit Committee on an ongoing basis.
(i)	Overseeing the assessment of the performance of the Audit Committee.

(j)	Reporting to the Board, where appropriate, on matters reviewed and on any decisions or recommendations made by the Audit Committee.
(k)	Attending meetings of shareholders and responding to such questions from shareholders as may be put to the Chair.
(l)	Carrying such other duties as may be requested by the Board from time to time.